                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-158078

PROXY STATEMENT                                                    PROSPECTUS OF
OF FIRST COMPANY                                           GLACIER BANCORP, INC.

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear First Company Shareholders:

          The boards of directors of First Company and Glacier Bancorp, Inc. have agreed on a merger of First Company with and into Glacier Bancorp. When the merger occurs, First National Bank & Trust, First Company's subsidiary, will continue to operate as First National Bank & Trust with the same management, but as a wholly owned subsidiary of Glacier.

          Under the terms of the Plan and Agreement of Merger, dated February 6, 2009, Glacier will pay to First Company shareholders, a total of 100,000 shares of Glacier common stock, plus a cash payment equal to $450,000, with each portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus.

          Each outstanding share of First Company common stock will be exchanged for a fixed number of shares of Glacier common stock and a fixed amount of cash. The total cash portion of the merger consideration will be increased or reduced, as the case may be, on a dollar for dollar basis by the amount, if any, that First Company's "Closing Capital" is more or less than $15,250,000. Assuming for purposes of illustration only that the cash payment made by Glacier is $450,000 and that certain outstanding First Company shares are redeemed prior to closing as contemplated by the merger agreement, you will receive $253.28 in a combination of $55.57 in cash and 12.349 shares of Glacier common stock for each of your First Company shares. This valuation is based on the $16.01 closing price of Glacier common stock on March 27, 2009. First Company shareholders will own approximately 0.16% of Glacier's outstanding common stock following the merger. In addition to the cash and stock payments from Glacier, all shareholders owning First Company shares at the effective time of the merger will receive membership interests in a limited liability company formed to hold certain loans, loan participations, and other assets which Glacier required to be removed prior to the closing of the merger. The most recent transaction in First Company stock, an issuance of previously unissued shares, occurred July 29, 2008, at an issuance price of $1,855.67 per share.

          Your board of directors believes the terms of the merger are fair and in the best interest of First Company and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus, including the receipt of a fairness opinion from Shesunoff Consulting.

          We will hold a special shareholders' meeting to vote on the merger proposal. THE FIRST COMPANY SPECIAL SHAREHOLDERS' MEETING WILL BE HELD ON APRIL 30, 2009, AT 10:00 A.M. LOCAL TIME, AT 245 EAST 1ST STREET, POWELL, WYOMING. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

          On behalf of the First Company board of directors, I recommend that you vote FOR approval of the merger.

                                        /s/ Richard S. Nelson
                                        ----------------------------------------
                                        Richard S. Nelson
                                        Chairman

NEITHER THE FEDERAL DEPOSIT INSURANCE CORPORATION, SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED BY GLACIER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

THE SHARES OF GLACIER COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY. SUCH SHARES ARE NOT GUARANTEED BY GLACIER OR FIRST COMPANY AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                   ----------

   This proxy statement/prospectus is dated March 31, 2009, and is first being mailed to First Company's shareholders on March 31, 2009.

                                  FIRST COMPANY
                               245 EAST 1ST STREET
                              POWELL, WYOMING 82435

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD APRIL 30, 2009

TO THE SHAREHOLDERS OF FIRST COMPANY:

          A special meeting of shareholders of First Company will be held on April 30, 2009, at 10:00 a.m. local time, at 245 East 1st Street, Powell, Wyoming. The special meeting is for the following purposes:

1. MERGER AGREEMENT. To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of February 6, 2009, among Glacier Bancorp, Inc., First Company and First National Bank & Trust, under the terms of which First Company will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as APPENDIX A to the proxy statement/prospectus that accompanies this notice.

2. OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

          Holders of record of First Company common stock at the close of business on March 26, 2009 the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of First Company's outstanding common stock is required for approval of the merger agreement. As of March 26, 2009, there were 8,357 shares of First Company common stock outstanding and entitled to vote at the special meeting.

          First Company shareholders have the right to dissent from the merger and obtain payment of the fair value of their First Company shares under applicable provisions of Wyoming law. A copy of the provisions regarding dissenters' rights is attached as APPENDIX B to the accompanying proxy statement/prospectus. For details of your dissenters' rights and how to exercise them, please see the discussion under "The Merger - Dissenters' Rights of Appraisal."

          YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. IF YOU DO NOT VOTE YOUR SHARES, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

          THE BOARD OF DIRECTORS OF FIRST COMPANY HAS DETERMINED THAT THE MERGER AGREEMENT IS FAIR TO AND IN THE BEST INTERESTS OF FIRST COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

          PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME. YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR CERTIFICATES SOON AFTER THE MERGER IS CONSUMMATED.

                                        By Order of the Board of Directors,

                                        /s/ Linda Kolpitcke
                                        ---------------------------------
                                        Linda Kolpitcke, Secretary

Powell, Wyoming
March 31, 2009

                      REFERENCES TO ADDITIONAL INFORMATION

          THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT GLACIER FROM DOCUMENTS THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT.

          You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

                              Glacier Bancorp, Inc.
                                 49 Commons Loop
                            Kalispell, Montana 59901
                   ATTN: LeeAnn Wardinsky, Corporate Secretary
                            Telephone: (406) 751-4703

          You will not be charged for the documents that you request. If you would like to request documents, please do so by April 23, 2009 in order to receive them before the First Company special shareholders' meeting.

          See "Where You Can Find More Information About Glacier" at page 56.

                                TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER...................................................      1
SUMMARY ...................................................................................................      5
RISK FACTORS...............................................................................................     12
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.......................................................     17
SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER.......................................................     18
COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION...........................................................     19
FIRST COMPANY SPECIAL SHAREHOLDERS' MEETING................................................................     20
BACKGROUND OF AND REASONS FOR THE MERGER...................................................................     22
THE MERGER.................................................................................................     32
INFORMATION CONCERNING FIRST COMPANY.......................................................................     48
DESCRIPTION OF GLACIER'S CAPITAL STOCK.....................................................................     51
COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND FIRST COMPANY COMMON STOCK..........................     52
CERTAIN LEGAL MATTERS......................................................................................     55
EXPERTS ...................................................................................................     55
WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER..........................................................     56

Appendix A - Plan and Agreement of Merger
Appendix B -Wyoming Statutes 17-16-1302 through 17-16-1331, Regarding Dissenter's Rights
Appendix C - Opinion of Sheshunoff & Co. Investment Banking, Financial Advisor to First Company

            QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

WHY AM I RECEIVING THESE MATERIALS?

          We are sending you these materials to help you decide how to vote your shares of First Company with respect to the proposed merger with Glacier. The merger cannot be completed unless First Company receives the affirmative vote of the holders of at least a majority of the shares of First Company' outstanding common stock. First Company is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. Information about the special meeting is contained in this proxy statement of First Company and prospectus of Glacier.

WHAT IS THE PURPOSE OF THIS PROXY STATEMENT/PROSPECTUS?

          This document serves as both a proxy statement of First Company and a prospectus of Glacier. As a proxy statement, it is being provided to you by First Company because the board of directors of First Company is soliciting your proxy to vote to approve the proposed merger of First Company with and into Glacier. After the merger, First National Bank & Trust, the subsidiary of First Company, will be wholly owned by Glacier. As a prospectus, it is being provided to you by Glacier because Glacier is offering you shares of its common stock as part of the consideration for your First Company shares.

WHAT WILL FIRST COMPANY SHAREHOLDERS RECEIVE IN THE MERGER?

          Under the terms of the Plan and Agreement of Merger, Glacier will issue shares of its common stock and pay cash in exchange for all outstanding shares of First Company common stock. Glacier will issue a total of 100,000 shares of common stock, and will pay $450,000 in cash, for all of the shares of First Company.

          The cash portion of the amount to be paid by Glacier will be subject to adjustment depending on First Company's capital at closing. If the "First Company Closing Capital," as defined in the merger agreement, is less than $15,250,000, then the cash portion will be reduced on a dollar-for-dollar basis. If the First Company Closing Capital exceeds $15,250,000, then the cash portion will be increased on a dollar for dollar basis.

          The portion of the merger consideration consisting of Glacier common stock is fixed at 100,000 shares, although the number of shares may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than specified levels immediately prior to the closing of the merger, in order to avoid the termination of the merger agreement. See "The Merger -- Termination of the Merger Agreement."

WHAT WILL I RECEIVE IN THE MERGER?

          The merger consideration to be received by shareholders of First Company is a pro rata interest in a pool of merger consideration consisting of 100,000 shares and $450,000 in cash, the cash portion being subject to adjustment as described above. As of the date of this proxy statement/prospectus, there were 8,357 shares outstanding. Assuming that certain shares held by directors (50 shares), shares held by First Company's ESOP (129 shares), and shares held by certain non-principal shareholders (80 shares) are redeemed prior to the closing of the merger as contemplated by the merger agreement, First Company would have 8,098 shares of common stock outstanding at the closing of the merger.

          Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, (ii) that certain shares by First Company are redeemed prior to closing as contemplated by the merger agreement, and (iii) the Glacier common stock is valued at $16.01 (the closing price for Glacier common stock on March 27, 2009), each share of First Company common stock would receive a value equal to $253.28, consisting of $55.57 in cash and 12.349 shares of Glacier common stock.

          In addition to the cash and common stock merger consideration from Glacier, all shareholders holding First Company shares at the effective time of the merger will receive membership interests in a limited liability company formed to hold certain loans, loan participations, and other assets which Glacier required to be removed prior to the closing of the merger. See "The Merger -- Pre-Closing Actions to be Taken by Fist Company and/or First National Bank."

WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

          Glacier and First Company expect to report the merger as a tax-free reorganization for United States federal income tax purposes. In a tax-free reorganization, a shareholder who exchanges its shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock and cash received pursuant to the merger, excluding any cash received in lieu of fractional shares, over the shareholder's adjusted tax basis in its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. Current law is unclear, however, on whether the foregoing rule applies if the acquired company is an S corporation, such as First Company. If its does not, then the cash received in the exchange may be treated in whole or in part as a nontaxable distribution to the shareholders.

          If the IRS disagrees with treatment of the merger as a tax free-reorganization, then the foregoing description of the tax consequences of the merger will not apply. Instead, First Company would be deemed to have sold all of its assets to Glacier in a taxable transaction and distributing the Glacier common stock and cash to its shareholders in a complete liquidation. Each First Company shareholder would recognize its share of the gain or loss recognized by First Company on the deemed sale of all of its assets. The gain or loss would be either capital or ordinary, depending on the character of each of the assets deemed sold. A shareholder's adjusted tax basis in its shares of First Company common stock would be increased or decreased by the share of gain or loss recognized by the shareholder. The shareholder would not recognize any further gain or loss on the deemed receipt of Glacier common stock and cash from First Company in complete liquidation, except to the extent the sum of the fair market value of the Glacier common stock and cash received by the shareholder is greater or less than the shareholder's adjusted tax basis in its shares of First Company common stock. If the shareholder has held the shares of First Company common stock as a capital asset for more than one year, then the gain or loss will be long-term capital gain or loss.

          We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

WILL THE SHARES OF GLACIER THAT I RECEIVE IN THE MERGER BE FREELY TRANSFERABLE?

          The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

          First Company will hold a special meeting of its shareholders on April 30, 2009, at 10:00 a.m., at 245 East 1st Street, Powell, Wyoming.

HOW DO I VOTE?

          To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope AS SOON AS POSSIBLE so that your shares will be represented at the special meeting.

WHAT VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT?

          Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of First Company's outstanding common stock. As described in this proxy statement, the principal shareholders of the First Company have agreed to vote the shares they own in favor of the merger agreement. As such shareholders own approximately 97.5% of outstanding First Company stock, shareholder approval is assured.

WHAT HAPPENS IF I RETURN MY PROXY BUT DO NOT INDICATE HOW TO VOTE MY SHARES?

          If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" approval of the merger agreement.

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

          Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

          - You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

          -    You may complete and submit a later-dated proxy card; or

          - You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

          If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to First Company's Secretary prior to the vote.

WHO MAY VOTE AT THE MEETING?

          The board of directors of First Company has set March 26, 2009, as the record date for the meeting. If you were the owner of First Company common stock at the close of business on March 26, 2009, you may vote at the meeting.

WHEN WILL THE MERGER OCCUR?

          We presently expect to complete the merger during the second quarter of 2009. The merger will occur after approval of the shareholders of First Company is obtained and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Glacier and First Company are working toward completing the merger as quickly as possible. If the merger does not occur for any reason by July 31, 2009, either Glacier or First Company may terminate the merger agreement.

HOW SOON AFTER THE MERGER IS COMPLETED CAN I EXPECT TO RECEIVE MY CASH OR GLACIER COMMON STOCK?

          Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

WHAT DO I NEED TO DO NOW?

          We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission ("SEC"). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

          Following review of this proxy statement/prospectus, PLEASE COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE so that your shares can be voted at First Company's special meeting of shareholders.

WHAT IF I CHOOSE NOT TO READ THE INCORPORATED DOCUMENTS?

          Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

WHAT RISKS SHOULD I CONSIDER?

          You should review carefully our discussion of "Risk Factors." You should also review the factors considered by the First Company board of directors in approving the merger agreement. See "Background of and Reasons for the Merger."

SHOULD I SEND IN MY COMMON STOCK CERTIFICATES NOW?

          No. Please do not send your stock certificates with your proxy card. You will receive written instructions from the exchange agent after the merger is completed on how to exchange your common stock certificates for the merger consideration.

WHAT DO I DO IF I DO NOT AGREE WITH THE MERGER? DO I HAVE APPRAISAL OR DISSENTER'S RIGHTS?

          If you are a First Company shareholder and you do not agree with the merger, vote against the merger, and take certain other actions required by Wyoming law, you will have dissenter's rights under W.S. 17-16-1302 through 17-16-1331. Exercise of these rights will result in the purchase of your shares at "fair value," as determined in accordance with Wyoming law. Please read the section entitled "The Merger --Dissenter's Rights of Appraisal" for additional information.

WHO CAN HELP ANSWER MY QUESTIONS?

          If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

          FIRST COMPANY
          245 East 1st Street
          Powell, Wyoming 82435
          ATTN: Ty Nelson
          Telephone No.: (307) 754-2201

          This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of First Company upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MARCH 31, 2009.

                                     SUMMARY

          This summary, together with the preceding section entitled "Questions and Answers about this Document and the Merger," highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as APPENDIX A to this proxy statement/prospectus.

INFORMATION ABOUT GLACIER AND FIRST COMPANY

          GLACIER BANCORP, INC.
          49 Commons Loop
          Kalispell, Montana 59901
          (406) 756-4200

          Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a regional multi-bank holding company providing commercial banking services from more than 98 banking offices throughout Montana, Idaho, Wyoming, Utah, Colorado and Washington. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

          Glacier is the parent holding company of ten wholly-owned subsidiary commercial banks: Glacier Bank of Kalispell, First Security Bank of Missoula, Valley Bank of Helena, Big Sky Western Bank of Bozeman, Western Security Bank of Billings, First Bank of Montana, in Lewistown, all located in Montana; Mountain West Bank, located in Idaho with two branches in Utah and three branches in Washington; 1st Bank, located in Evanston, Wyoming; Citizens Community Bank, located in Pocatello, Idaho; and Bank of the San Juans, located in Durango, Colorado. Glacier is also the holding company of five financing subsidiaries.

          As of December 31, 2008, Glacier had total assets of approximately $5.6 billion, total net loans receivable and loans held for sale of approximately $4.1 billion, total deposits of approximately $3.3 billion and approximately $677 million in shareholders' equity. Glacier common stock trades on The NASDAQ Global Select Market under the symbol "GBCI."

          Financial and other information regarding Glacier, including risks associated with Glacier's business, is set forth in Glacier's annual report on Form 10-K for the year ended December 31, 2008. Information regarding Glacier's executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier's annual report on Form 10-K for the year ended December 31, 2008, and Glacier's proxy statement for its 2009 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/ prospectus. See "Where You Can Find More Information About Glacier."

          FIRST COMPANY
          245 East 1st Street
          Powell, Wyoming 82435
          (307) 754-2201

          First Company is the holding company of First National Bank & Trust. First National Bank is a national banking association headquartered in Powell, Wyoming. First National Bank offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. First National Bank serves individuals, small- to medium-sized businesses, community organizations and public entities.

          As of December 31, 2008, First Company and First National Bank, on a consolidated basis, had total assets of approximately $285 million, total net loans receivable of approximately $190 million, total deposits of approximately $245 million and approximately $14.6 million in shareholders' equity.

          First Company is a closely-held company, with its outstanding shares held by approximately 24 holders of record. First Company has elected to be subject to federal taxation as an "S Corporation" under the Internal Revenue Code. Direct or indirect members of the Nelson family beneficially own approximately 97.5% of First Company's outstanding shares. The Nelson family shareholders are sometimes referred to in this document as the "Principal Shareholders." Assuming that certain outstanding First Company shares are redeemed prior to the closing of the merger as described under "The Merger--Pre-Closing Actions to be Taken by First Company and/or First National Bank," the Principal Shareholders will own all of the issued and outstanding First Company common stock at the closing of the merger.

          For additional information, see "Information Concerning First
Company."

FIRST COMPANY WILL MERGE INTO GLACIER

          The merger agreement provides for the merger of First Company with and into Glacier. In the merger, your shares of First Company common stock will be exchanged for a combination of shares of Glacier common stock and cash. After the merger, you will no longer own shares of First Company.

          The merger agreement is attached as APPENDIX A to this document. We encourage you to read the merger agreement in its entirety.

FIRST COMPANY SPECIAL MEETING

          The special meeting of shareholders of First Company will be held at 245 East 1st Street, Powell, Wyoming, on April 30, 2009 at 10:00 a.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

          You will be entitled to vote at the First Company special meeting if you owned First Company common stock at the close of business on March 26, 2009, the record date. As of that date there were 8,357 shares of First Company common stock entitled to be voted at the special meeting.

REQUIRED APPROVAL OF THE MERGER AGREEMENT BY FIRST COMPANY SHAREHOLDERS

          In order to approve the merger agreement, at least a majority of the outstanding shares of First Company common stock must be voted at the special meeting in favor of approval. Glacier's shareholders do not have to vote on the transaction.

          As of the record date for the meeting, the directors of First Company beneficially owned 5,262 shares, or 63%, of First Company's outstanding common stock. The First Company directors and certain principal shareholders of First Company have agreed to vote their shares in favor of approval of the merger agreement. Such persons own approximately 97.5% of the outstanding shares of First Company. Accordingly, shareholder approval of the merger agreement is assured.

FIRST COMPANY REASONS FOR THE MERGER

          First Company's board of directors believes the merger is in your best interest. The board considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

          - the value, form and mix of the consideration to be received by First Company's shareholders in the merger;

          - the existence and effect of agreements between First Company and its primary regulator, the Board of Governors of the Federal Reserve, and First National Bank and its primary regulator, the OCC, on the ability of First Company to continue to operate;

          - the ability of First Company or the Bank to raise additional capital in order to meet projected needs and requirements imposed by their respective regulators;

          - the availability or likelihood of other transactions for the sale or merger of First Company, First National Bank or the sale of their respective assets with parties other than Glacier in the time frames required under obligations imposed on First Company and First National Bank under regulatory requirements and agreements;

          -    the historical and prospective business of First Company;

          - the likely impact of the merger on the employees and customers of First National Bank;

          - the strategic goals of First Company and First Company's financial condition and prospects;

          - the fact that Glacier's common stock is widely held and has an active trading market; whereas, First Company's stock is illiquid and is not publicly traded;

          - the additional capital and managerial resources which Glacier will provide to First National Bank; and

          - the economic, competitive and regulatory environment for First National Bank and community banks generally.

          First Company's board of directors also took into account advice of its financial advisors, Sheshunoff & Co. Investment Banking ("Sheshunoff"), which issued an opinion that the merger consideration to be received by First Company's shareholders in the merger is fair, from a financial point of view. See "Background of and Reasons for the Merger - Reasons for the Merger" and "- Opinion of Financial Advisor to First Company" and APPENDIX C "Fairness Opinion of Sheshunoff."

FIRST COMPANY AND FIRST NATIONAL BANK WILL DISTRIBUTE CERTAIN ASSETS TO AN ENTITY THAT IT IS ANTICIPATED WILL ULTIMATELY BE OWNED BY FIRST COMPANY'S PRINCIPAL SHAREHOLDERS

          The merger agreement provides that prior to the closing of the merger, First Company and First National Bank will have removed certain assets from First National Bank, consisting primarily of out-of-market First National Bank loan participations, certain real estate owned by First National Bank and not used in its business, a performing loan and similar assets referred to as the "Excluded Assets." To comply with the merger agreement, First Company intends to cause First National Bank to form a separate limited liability company subsidiary and to transfer the Excluded Assets to the subsidiary immediately prior to the closing of the merger. The membership interests in the subsidiary holding the Excluded Assets will be distributed to all shareholders holding First Company shares at the effective time of the merger. The Principal Shareholders have entered into, and the limited liability company will be required to enter into, an indemnification agreement with Glacier, covering any liabilities that might arise from the Excluded Assets or the pre-closing distributions, as well as other matters. See "The Merger -- Pre-Closing Actions to be Taken by First Company and/or First National Bank."

WE ANTICIPATE THAT CERTAIN FIRST COMPANY SHARES WILL BE REDEEMED FOR CASH BY FIRST COMPANY PRIOR TO THE CLOSING OF THE MERGER.

          First Company anticipates that, subject to the entry into agreements satisfactory to First Company and the holders of certain outstanding shares of First Company stock, that certain shares will be redeemed for cash prior to the closing of the merger. It is anticipated that such shares will consist of 129 shares held of record by First Company's Employee Stock Ownership Plan ("ESOP"); 50 shares owned by First Company directors; and 80 shares owned by non-Principal Shareholders. The per share redemption amount with respect to such shares, except for certain shares owned by directors that are subject to repurchase agreements, will be based upon a valuation of First Company shares conducted by Sheshunoff in its capacity as financial advisor to the ESOP. There can be no assurance that any such redemptions will occur. See "The Merger -- Redemption of Certain First Company Shares Prior to Closing."

WHAT FIRST COMPANY SHAREHOLDERS WILL RECEIVE IN THE MERGER

          In the merger, Glacier will issue shares of its common stock and pay cash for all shares of First Company common stock outstanding as of the date of the closing of the merger.

          If you do not provide notice of dissent, you will receive, for each share of First Company common stock that you own, a fixed number of shares of Glacier common stock and a fixed amount of cash, without interest.

          The total merger consideration that Glacier will pay for the shares of First Company will be as follows:

          - Stock Portion: Glacier will issue a total of 100,000 shares of its common stock. Assuming that certain outstanding First Company shares are redeemed prior to closing as contemplated by the merger agreement, First Company shareholders will receive 12.349 shares of Glacier common stock for each share of First Company common stock. However, Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under "The Merger -- Fractional Shares."

          - Cash Portion: Glacier will pay $450,000 in cash, subject to increase or reduction, as the case may be, on a dollar for dollar basis, by the amount (if any) by which the "First Company Closing Capital," as defined in the merger agreement, is greater than or less than $15,250,000. Generally speaking, the "First Company Closing Capital" means First Company's capital stock, surplus and retained earnings, after giving effect to specified costs, payments, expenses and other adjustments, including the $15.3 million capital contribution by Glacier to First National Bank. Assuming, there is no increase or reduction in the cash portion of the merger consideration and that certain outstanding First Company shares are redeemed prior to closing as contemplated by the merger agreement, First Company shareholders will receive $55.57 in cash for each share of First Company common stock.

          The amount of consideration to be received for each share of First Company common stock will be determined by dividing the total consideration payable by the number of shares of First Company common stock outstanding immediately prior to the effective time of the merger.

          The actual aggregate amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your First Company shares will not be determined until shortly before the closing of the merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          Glacier and First Company expect to report the merger as a tax-free reorganization for United States federal income tax purposes. In a tax-free reorganization, a shareholder who exchanges its shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized

(i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock and cash received pursuant to the merger, excluding any cash received in lieu of fractional shares, over the shareholder's adjusted tax basis in its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. Current law is unclear, however, on whether the foregoing rule applies if the acquired company is an S corporation, such as First Company. If its does not, then the cash received in the exchange may be treated in whole or in part as a nontaxable distribution to the shareholders.

          If the IRS disagrees with treatment of the merger as a tax free-reorganization, then the foregoing description of the tax consequences of the merger will not apply. Instead, First Company would be deemed to have sold all of its assets to Glacier in a taxable transaction and distributing the Glacier common stock and cash to its shareholders in a complete liquidation. Each First Company shareholder would recognize its share of the gain or loss recognized by First Company on the deemed sale of all of its assets. The gain or loss would be either capital or ordinary, depending on the character of each of the assets deemed sold. A shareholder's adjusted tax basis in its shares of First Company common stock would be increased or decreased by the share of gain or loss recognized by the shareholder. The shareholder would not recognize any further gain or loss on the deemed receipt of Glacier common stock and cash from First Company in complete liquidation, except to the extent the sum of the fair market value of the Glacier common stock and cash received by the shareholder is greater or less than the shareholder's adjusted tax basis in its shares of First Company common stock. If the shareholder has held the shares of First Company common stock as a capital asset for more than one year, then the gain or loss will be long-term capital gain or loss.

          WE URGE YOU TO CONSULT YOUR TAX ADVISER TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU. TAX MATTERS ARE VERY COMPLICATED AND IN MANY CASES TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES.

FIRST COMPANY SHAREHOLDERS HAVE DISSENTERS' RIGHTS

          Under Wyoming law, First Company shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of First Company common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Wyoming statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as APPENDIX B.

THE FIRST COMPANY BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL OF THE
MERGER

          After careful consideration, the First Company board of directors believes that the merger is in the best interests of First Company shareholders and has unanimously approved the merger agreement. the First Company board of directors recommends that First Company shareholders vote "FOR" approval of the merger agreement.

FIRST COMPANY FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO FIRST COMPANY SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW

          Sheshunoff has served as financial advisor to First Company in connection with the merger and has given an opinion to First Company's board of directors that, as of March 31, 2009, the consideration that First Company's shareholders will receive for their First Company shares in the merger is fair, from a financial point of view, to First Company shareholders. A copy of the opinion delivered by Sheshunoff is attached to this document as APPENDIX C. First Company shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sheshunoff in providing its opinion. The opinion is more fully described under the heading "Opinion of Financial Advisor to First Company" below. First Company agreed to pay Sheshunoff a fee for its services and to indemnify it against certain liabilities arising out of the merger or its engagement.

FIRST COMPANY'S OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM OR IN ADDITION TO THEIR INTERESTS AS SHAREHOLDERS

          When you consider the unanimous recommendation of First Company board of directors that First Company's shareholders approve the merger agreement, you should be aware that certain members of First Company's management have interests in the merger that are different from, or in addition to, their interests as First Company shareholders. These interests arise out of provisions in the merger agreement relating to indemnification of directors, an employment agreement with the President of First Company that will be effective upon the closing of the merger, and distribution to shareholders which may include members of First Company's management, prior to closing, of interests in a limited liability company holding certain out-of-market loan participations and other assets of First Company and First National Bank which Glacier required to be removed from First National Bank prior to the merger, to an entity to be ultimately owned by the principal shareholders of First Company, some of whom are also members of First Company's management. See "The Merger - Interests of Certain Persons in the Merger" and The Merger -- Pre-Closing Actions to be Taken by First Company and/or First National Bank."

          The First Company board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

THE MERGER IS EXPECTED TO OCCUR IN THE SECOND QUARTER OF 2009

          Currently, we anticipate that the merger will occur in the second quarter of 2009. However, we cannot assure you when or if the merger will occur. The merger agreement may be terminated by either Glacier or First Company if the merger does not occur on or before July 31, 2009.

COMPLETION OF THE MERGER IS SUBJECT TO SATISFACTION OR WAIVER OF CERTAIN CONDITIONS

          Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

          - approval of the merger agreement by holders of at least a majority of the shares of First Company's outstanding common stock;

          - approval of the merger by federal and state regulatory authorities;

          -    accuracy of each party's representations in the merger agreement;

          -    transfer of the Excluded Assets; and

          - compliance by each party with all material terms, covenants and conditions of the merger agreement.

          The merger agreement provides that either Glacier or First Company may terminate the merger either before or after the First Company special meeting, under certain circumstances. Among other things, the merger agreement provides that Glacier may terminate the merger agreement if the average trading price of its stock, determined pursuant to the merger agreement, is above a specified amount, unless First Company agrees to accept a reduced number of Glacier shares, and that First Company may terminate the merger agreement if the average trading price of Glacier stock is below a specified amount, unless Glacier agrees to increase the number of its shares to be issued to First Company shareholders. See "The Merger - Termination of the Merger Agreement."

WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS

          The merger must be approved by the Federal Reserve Bank of Minneapolis and the Wyoming State Bank Commissioner. Additionally, certain First Company stock redemptions and distributions by First Company and First National Bank that are required to be accomplished prior to the closing of the merger must be approved by the Federal Reserve Bank of Kansas City and the Office of the Comptroller of the Currency, as applicable. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

EITHER FIRST COMPANY OR GLACIER, AS THE CASE MAY BE, MUST PAY A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES

          If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $200,000. See "The Merger -- Termination Fees."

FIRST COMPANY MUST PAY GLACIER A BREAK-UP FEE UNDER CERTAIN CIRCUMSTANCES

          Under the merger agreement, First Company must pay Glacier a break-up fee of $1,000,000, if the merger agreement is terminated due to the failure of First Company to recommend or obtain approval of the merger by its shareholders, or due to the receipt of a "superior acquisition proposal" as defined in the merger agreement which is acted upon by First Company.

          First Company agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire First Company. See "The Merger - Break-up Fee."

FIRST COMPANY SHAREHOLDERS WILL HAVE DIFFERENT RIGHTS AFTER THE MERGER

          The rights of First Company shareholders are governed by Wyoming law, as well as by First Company's articles of incorporation and bylaws. After completion of the merger, the rights of the former First Company shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier's articles of incorporation and bylaws. Although Glacier's articles of incorporation and bylaws are similar in many ways to First Company's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of First Company shareholders. See "Comparison of Certain Rights of Holders of Glacier and First Company Common Stock."

                                  RISK FACTORS

          In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Cautionary Note Regarding Forward-Looking Statements," you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

RISKS ASSOCIATED WITH THE PROPOSED MERGER

BECAUSE THE MARKET PRICE OF THE GLACIER COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE VALUE OF THE SHARES OF GLACIER COMMON STOCK THAT YOU WILL RECEIVE.

          Although the number of shares of Glacier common stock that will constitute the stock portion of the merger consideration that will be exchanged for a share of First Company is fixed, at the time of the First Company special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the merger consideration that First Company shareholders will receive upon completion of the merger. First Company is not permitted to terminate the merger agreement or resolicit the vote of First Company shareholders solely because of changes in the market price of Glacier common stock. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier's business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or First Company. You should obtain current market prices for Glacier common stock.

          The merger agreement provides that the number of shares of Glacier common stock to be issued in the merger may be decreased or increased, as the case may be, if the average trading price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified amounts. The First Company board of directors would make the decision, without resoliciting the vote of First Company shareholders, to either terminate the merger agreement or accept a decrease in the number of Glacier shares to be issued if Glacier's average trading price is greater than a specified amount. See "The Merger -- Termination of the Merger Agreement."

THE MERGER AGREEMENT LIMITS FIRST COMPANY'S ABILITY TO PURSUE OTHER TRANSACTIONS AND PROVIDES FOR THE PAYMENT OF A BREAK UP FEE IF FIRST COMPANY DOES SO.

          While the merger agreement is in effect and subject to very narrow exceptions, First Company and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits First Company's ability to seek offers that may be superior from a financial point of view from other possible acquirers. If First Company receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, First Company may be required to pay a $1,000,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

UNDER CERTAIN CONDITIONS, THE MERGER AGREEMENT REQUIRES FIRST COMPANY TO PAY A TERMINATION FEE.

          Under certain circumstances (generally involving First Company's breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require First Company to pay a termination fee of $200,000.

COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT.

          Glacier and First Company have operated and, until the completion of the merger, will continue to operate, independently. Even though First National Bank will continue to be operated separately, it is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of

First National Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of First National Bank.

UNANTICIPATED COSTS RELATING TO THE MERGER COULD REDUCE GLACIER'S FUTURE EARNINGS PER SHARE.

          Glacier believes that it has reasonably estimated the likely costs of integrating the operations of First National Bank into Glacier, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier's earnings per share, meaning earnings per share could be less than if the merger had not been completed.

GLACIER HAS VARIOUS ANTI-TAKEOVER MEASURES THAT COULD IMPEDE A TAKEOVER.

          Glacier has various anti-takeover measures in place, which are described elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See "Comparison of Certain Rights of Holders of Glacier and First Company Common Stock."

RISKS ASSOCIATED WITH GLACIER'S BUSINESS

          Our business exposes us to certain risks. The following is a discussion of what we currently believe are the most significant risks and uncertainties that may affect our business, financial condition and future results.

WE CANNOT PREDICT THE EFFECT OF THE NATIONAL ECONOMIC SITUATION ON OUR FUTURE RESULTS OF OPERATIONS OR STOCK TRADING PRICE.

          The national economy, and the financial services sector in particular, is currently facing challenges of a scope unprecedented in recent history. No one can predict the severity or duration of this national downturn, which has adversely impacted the markets we serve. Any deterioration in our markets resulting from the economic slowdown would have an adverse effect on our business, financial condition, results of operations and prospects, and could also cause the trading price of our stock to decline.

WE CANNOT PREDICT THE EFFECT OF RECENTLY AND PENDING FEDERAL LEGISLATION.

          On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides the United States Treasury Department ("Treasury") with broad authority to implement action intended to help restore stability and liquidity to the US financial markets. Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program ("TARP") under various programs. On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The EESA also increases the amount of deposit account insurance coverage from $100,000 to $250,000 effective until December 31, 2009.

          As indicated by the Treasury as of early 2009, additional related legislation is pending, which among other things is expected to inject more capital from the Treasury into financial institutions through the Capital Assistance Program, establish a public-private investment fund for the purchase of troubled assets, and expand the Term Asset-Backed Securities Loan Facility to include commercial mortgage backed-securities.

          The full effect of the broad legislation already enacted and related legislation expected to be enacted in the near future on the national economy and financial institutions, particularly on mid-sized institutions like us, cannot now be predicted.

OUR ABILITY TO ACCESS MARKETS FOR FUNDING AND ACQUIRE AND RETAIN CUSTOMERS COULD BE ADVERSELY AFFECTED TO THE EXTENT THE FINANCIAL SERVICE INDUSTRY'S REPUTATION IS DAMAGED.

          Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as our banking subsidiary.

WE HAVE A HIGH CONCENTRATION OF LOANS SECURED BY REAL ESTATE.

          The Company has a concentration of loans secured by real estate. While the Pacific Northwest economy typically lags the national economy, the effects of the economic downturn are now significantly impacting our market area. Further downturn in the market areas we serve may cause us to have lower earnings and could increase our credit risk associated with our loan portfolio, as the collateral securing those loans may decrease in value. A continued downturn in the local economy could have a material adverse effect both on the borrowers' ability to repay these loans, as well as the value of the real property held as collateral. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

AN ECONOMIC DOWNTURN IN THE MARKET AREAS WE SERVE MAY CAUSE US TO HAVE LOWER EARNINGS AND COULD INCREASE OUR CREDIT RISK ASSOCIATED WITH OUR LOAN PORTFOLIO.

          The inability of borrowers to repay loans can erode our earnings. Although the adverse effects of the national economic downturn have not yet been experienced in our primary market areas to the extent of many other regions of the country, there can be no assurance that our markets areas will also deteriorate. A deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have an adverse impact on our prospects, results of operations and financial condition:

          - loan delinquencies may increase further, migrating into our substantial commercial real estate and business lending portfolios;

          - collateral for loans made may decline further in value, in turn reducing customers' borrowing power, reducing the value of assets and collateral associated with existing loans;

          -    demand for banking products and services may decline; and

          -    low cost or non-interest bearing deposits may decrease.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES, WHICH COULD ADVERSELY AFFECT OUR EARNINGS.

          The Company maintains an allowance for loan losses in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. By managing our credit quality, we attempt to identify deteriorating loans before they become nonperforming assets and adjust the loan loss reserve accordingly. However, because future events are uncertain, and if the economy continues to deteriorate, there may be loans that deteriorate to a nonperforming status in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains a number of loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans, requiring an increase to the loan loss allowance. Additionally, future significant additions to the allowance may be required based on changes in the mix of loans comprising the portfolio, changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our loan portfolio and the adequacy of our allowance for loan losses. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our financial condition and results of operation.

FLUCTUATING INTEREST RATES CAN ADVERSELY AFFECT OUR PROFITABILITY.

          Our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's interest rate spread, and, in turn, profitability. Because the Company is asset sensitive, we seek to manage our interest rate risk within well established guidelines. Generally, the Company seeks an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates.

A CONTINUED TIGHTENING OF THE CREDIT MARKETS MAY MAKE IT DIFFICULT TO OBTAIN ADEQUATE FUNDING FOR LOAN GROWTH, WHICH COULD ADVERSELY AFFECT OUR EARNINGS.

          A continued tightening of the credit market and the inability to obtain or retain adequate money to fund continued loan growth may negatively affect our asset growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Company also relies on alternative funding sources through correspondent banking, national certificates of deposit and borrowing lines with the Federal Reserve Bank and FHLB to fund loans. In the event the current economic downturn continues, particularly in the housing market, these resources could be negatively affected, both as to price and availability, which would limit and or raise the cost of the funds available to the Company.

IF THE GOODWILL WE HAVE RECORDED IN CONNECTION WITH ACQUISITIONS BECOMES IMPAIRED, IT COULD HAVE AN ADVERSE IMPACT ON OUR EARNINGS AND CAPITAL.

          Accounting standards require that we account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquiror's balance sheet as goodwill. At December 31, 2008, we had approximately $147 million of goodwill on our balance sheet. In accordance with generally accepted accounting principles, our goodwill is not amortized but rather is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of common stocks of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. Although at the current time we do not face a direct risk of impairment of goodwill, there can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

A DECLINE IN THE FAIR VALUE OF OUR INVESTMENT PORTFOLIO COULD ADVERSELY AFFECT EARNINGS.

          Investment securities fair value could decline as a result of factors including changes in market interest rates, credit quality and ratings, liquidity and other economic conditions. Investment securities are impaired if the fair value of the security is less than the carrying value. When a security is impaired, the Company determines whether the impairment is temporary or other-than-temporary. If an impairment is determined to be other-than-temporary, an impaired loss is recognized by reducing the amortized cost basis to fair value and as a charge to earnings.

WE MAY GROW THROUGH FUTURE ACQUISITIONS WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT OUR PROFITABILITY MEASURES.

          We have in recent years acquired other financial institutions. We may in the future engage in selected acquisitions of additional financial institutions. There are risks associated with any such acquisitions that could adversely affect our profitability. These risks include, among other things, incorrectly assessing the asset quality of a financial institution being acquired, encountering greater than anticipated cost of incorporating acquired businesses into our operations, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we cannot provide any assurance as to the extent to which we can continue to grow through acquisitions.

          We anticipate issuing capital stock in connection with any future acquisitions, either directly or through raising capital to fund the cash portion of such acquisitions. Such acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders. We do not have any current definitive understandings or agreements for any acquisitions.

THE FDIC HAS INCREASED INSURANCE PREMIUMS TO REBUILD AND MAINTAIN THE FEDERAL DEPOSIT INSURANCE FUND.

          Based on recent events and the state of the economy, the FDIC has increased federal deposit insurance premiums beginning in the first quarter of 2009. The FDIC also adopted a final rule revising its risk-based assessment system, effective April 21, 2009. The changes to the assessment system involve adjustments to the risk-based calculation for an institution's unsecured debts, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The increase of FDIC premiums will add to our cost of operations and could have a significant impact on the Company. Depending on any future losses that the FDIC insurance fund may suffer due to failed financial institutions, there can be no assurance that there will not be additional significant premium increases in order to replenish the fund.

          On February 27, 2009 the FDIC adopted an interim rule that, if made final, will impose a special Deposit Insurance Fund assessment of 20 basis points on all insured institutions. However, there are some indications that this assessment may be reduced to 10 basis points if the FDIC is able to secure borrowing authority of up to $100 billion (from the current $30 billion limit), which is subject to federal legislation. The assessment will be calculated on June 30, 2009 deposit balances and collected on September 30, 2009. Based upon the Company's December 31, 2008 deposits subject to FDIC insurance assessments, the special assessment would be approximately $6.51 million before tax, assuming that the assessment is made at the 20 basis point amount. As of the date of this proxy statement/prospectus, the amount of the special assessment cannot be determined.

WE OPERATE IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL STATE AND LOCAL LAWS AND REGULATIONS.

          We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. These powers recently have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations.

GLACIER'S TRUST PREFERRED SECURITIES HAVE A PRIORITY RIGHT TO PAYMENT OF DIVIDENDS.

          Glacier has periodically supported its continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying debt. Trust preferred securities have a priority right to distributions and payment over the common stock. At December 31, 2008, Glacier had trust preferred securities and accompanying debt totaling approximately $121 million.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier's and First Company's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

          - the risks associated with lending and potential adverse changes in credit quality;

          -    increased loan delinquency rates;

          - competition from other financial services companies in our markets;

          - the risks presented by the current economic slowdown, which could adversely affect credit quality, collateral values, including real estate collateral, investment values and loan originations;

          -    demand for banking products and services may decline;

          - the interest rate environment may change, causing margins to compress and adversely affecting net interest income.

          - our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

          - the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

          - operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

          -    adverse governmental or regulatory policies may be enacted; and

          Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier's reports filed with the SEC.

          All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or First Company or any person acting on behalf of Glacier or First Company are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor First Company undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

          The following selected financial information for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 is derived from audited consolidated financial statements of Glacier. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information About Glacier."

                                                AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31
                                      --------------------------------------------------------------
                                         2008         2007         2006         2005         2004
                                      --------------------------------------------------------------
                                                DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
SUMMARY OF OPERATIONS:
Interest income                       $  302,985   $  304,760   $  253,326   $  189,985   $  147,285
Interest expense                          90,372      121,291       95,038       59,978       39,892
                                      ----------   ----------   ----------   ----------   ----------
Net interest income                      212,613      183,469      158,288      130,007      107,393
Provision for loan losses                 28,480        6,680        5,192        6,023        4,195
                                      ----------   ----------   ----------   ----------   ----------
Net interest income after provision
   for loan losses                       184,133      176,789      153,096      123,984      103,198
Noninterest income                        61,034       64,818       51,842       44,626       34,565
Noninterest expenses                     145,909      137,917      112,550       90,926       72,133
                                      ----------   ----------   ----------   ----------   ----------
Pre-tax net income                        99,258      103,690       92,388       77,684       65,630
Taxes                                     33,601       35,087       31,257       25,311       21,014
                                      ----------   ----------   ----------   ----------   ----------
Net income                                65,657       68,603       61,131       52,373       44,616
                                      ==========   ==========   ==========   ==========   ==========
Basic earnings per share*             $     1.20   $     1.29   $     1.23   $     1.12   $     0.97
Diluted earnings per share*           $     1.19   $     1.28   $     1.21   $     1.09   $     0.96
Cash dividends per share*             $     0.52   $     0.50   $     0.45   $     0.40   $     0.36
STATEMENT OF FINANCIAL CONDITIONS:
Total assets                          $5,553,970   $4,817,330   $4,471,298   $3,708,975   $3,013,213
Net loans receivable and LHFS          4,053,454    3,557,122    3,165,524    2,397,187    1,701,805
Total deposits                         3,262,475    3,184,478    3,207,533    2,534,712    1,729,708
Total borrowings                       1,449,187      940,570      646,508      719,413      900,148
Shareholder's equity                     676,940      528,576      456,143      333,239      270,184
Book value per share*                 $    11.04   $     9.85   $     8.72   $     6.91   $     5.87
KEY OPERATING RATIOS:
Return on average assets                    1.31%        1.49%        1.52%        1.52%        1.54%
Average equity to average assets           11.23%       10.78%        9.52%        8.61%        8.75%
Net interest margin(1)                      4.70%        4.50%        4.44%        4.25%        4.18%
Non-performing over assets                  1.46%        0.27%        0.19%        0.26%        0.32%
Dividend payout ratio                      43.33%       38.76%       36.59%       35.93%       37.36%

(1)  Calculated on a tax equivalent basis.

*    Revised for stock splits and dividends.

                COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

          GLACIER COMMON STOCK

          Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol "GBCI." The following table sets forth for the periods indicated:

          - the high and low sale prices for Glacier common stock as reported on The NASDAQ Global Select Market, and

          -    dividends per share on Glacier common stock.

                                                                 CASH
                                         HIGH*    LOW*    DIVIDENDS DECLARED
                                        ------   ------   ------------------
2006
First quarter .......................   $21.81   $19.72         $0.11
Second quarter ......................   $21.20   $18.69         $0.11
Third quarter .......................   $23.24   $18.55         $0.11
Fourth quarter ......................   $25.25   $21.99         $0.12
2007
First quarter .......................   $25.39   $22.76         $0.12
Second quarter ......................   $24.61   $19.55         $0.12
Third quarter .......................   $24.00   $18.41         $0.13
Fourth quarter ......................   $23.85   $17.57         $0.13
2008
First quarter .......................   $20.48   $15.54         $0.13
Second quarter ......................   $21.78   $15.99         $0.13
Third quarter .......................   $27.72   $14.46         $0.13
Fourth quarter ......................   $25.36   $14.12         $.013
2009
First quarter .......................   $18.76   $12.78         $.013
Section quarter (through March 26)      $12.15   $19.36

----------
*    Adjusted for stock splits and stock dividends.

          At March 25, 2009, 61,509,818 outstanding shares of Glacier common stock were held by approximately 2,041 holders of record.

          FIRST COMPANY COMMON STOCK

          Presently, no active trading market exists for the First Company common stock. If First Company were to remain independent, management of First Company does not expect that a market for First Company common stock would develop. No registered broker/dealer makes a market in First Company common stock, and First Company common stock is not listed or quoted on any stock exchange or automated quotation system. First Company acts as its own transfer agent and registrar.

          Occasionally, management of First Company becomes aware of trades of private sales of its common stock and the prices at which these trades were executed. First Company is not aware of any third-party transactions in its common stock since January 1, 2008. First Company issued 55 shares of common stock in early July 2008 for a purchase price of $1,850.00 per share and an additional 485 shares of common stock in late July 2008 for a purchase price of $1,855.67 per share. Both issuances were to existing shareholders of First Company.

          At March 26, 2009, the 8,357 outstanding shares of First Company common stock were held by approximately 24 holders of record.

                   FIRST COMPANY SPECIAL SHAREHOLDERS' MEETING

DATE, TIME, PLACE

          The First Company special meeting of shareholders will be held on April 30, 2009, at 10:00 a.m. local time, at 245 East 1st Street, Powell, Wyoming.

          As described below under "Vote Required," approval of the merger agreement requires the affirmative vote of at least a majority of the shares of First Company's outstanding common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, First Company may adjourn or postpone the meeting in order to permit further solicitation of proxies by First Company. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

PURPOSE

          At the special meeting, First Company shareholders will:

          -    consider and vote on a proposal to approve the merger, and

          - if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

          The First Company board of directors has fixed 5:00 p.m. on March
26, 2009 as the record date for determining the holders of shares of First Company common stock entitled to notice of and to vote at the special meeting. At the close of business on the First Company record date, there were 8,357 shares of common stock issued and outstanding and held by approximately 24 holders of record. Holders of record of First Company common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters' rights if certain procedures are followed. See "The Merger - Dissenters' Rights of Appraisal" and APPENDIX B.

          Certain directors and the principal shareholders of First Company have agreed to vote all shares held or controlled by them in favor of approval of the merger. A total of 8,148 outstanding shares, or approximately 97.5% of the outstanding shares of First Company common stock, are covered by the voting agreement. Thus shareholder approval of the merger agreement is assured. See "The Merger - Voting Agreement."

VOTE REQUIRED AND QUORUM

          The affirmative vote of the holders of at least a majority of the shares of First Company's outstanding common stock is required to approve the merger. At least a majority of the total outstanding shares of First Company common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

          For voting purposes, however, only shares actually voted FOR the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of First Company common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

          If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy holder's discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

          -    written notice to the Secretary of First Company;

          -    a later-dated proxy; or

          -    appearing and voting at the special meeting in person.

          First Company is soliciting the proxy for the special meeting on behalf of the First Company board of directors. First Company will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, First Company may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. First Company does not expect to pay any compensation for the solicitation of proxies. However, First Company will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

VOTING IN PERSON AT THE SPECIAL MEETING

          Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

          Beneficial Owner. Shares held in street name may be voted in person by you only if you bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the record date.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

          First Company contacted Sheshunoff in mid-2008 and expressed an interest in discussing strategic alternatives. Sheshunoff made a presentation to First Company's board of directors in August 2008, discussing First Company's possible value in the bank merger and acquisition marketplace, trends of consolidation and increased competition in the financial services industry as well as deteriorating credit quality across the industry, and merger and acquisition activity on a regional basis. Sheshunoff was hired in September to market First National Bank and began contacting selected potentially interested parties regarding a potential acquisition of First Company. Glacier was one of the financial institutions contacted due to its strong financial position, commitment to community banking, and a perceived fit with the organization culturally

          On October 13, 2008, a representative of Sheshunoff contacted Michael Blodnick, the Chief Executive Officer of Glacier, to inquire as to whether Glacier might be interested in submitting a proposal for the merger or acquisition of First Company. Mr. Blodnick expressed interest in receiving additional information on the opportunity, and received an informational package from Sheshunoff. Glacier and its investment banking advisor, D.A. Davidson & Co. ("Davidson"), reviewed the information, and on October 22, 2008, Glacier delivered a letter to First Company expressing its interest in further pursuing discussions toward a possible transaction.

          On October 30, 2008, Mr. Blodnick and a representative of Davidson met with First Company in Cody, Wyoming. Participants in the meeting included Richard S. Nelson, Richard T. Nelson, Robert A. Nelson, Julie Sullivan, and a representative of Sheshunoff. Matters discussed at the meeting included each organization's community banking philosophy, Glacier's business model, First Company's banking operations, asset quality, recent operating results, and prospects, and First Company's desire to remain a separately-chartered community bank serving northern Wyoming. At the same time, Glacier's chief credit officer separately met with the chief credit officer and chief financial officer of First National Bank & Trust to review and discuss the bank's loan portfolio and various measures of asset quality. At the conclusion of the meetings, Glacier expressed its interest in submitting a formal proposal for an acquisition or merger transaction First Company, and First Company agreed to provide Glacier a 30 day period in which to submit its proposal.

          During November, First Company and Sheshunoff furnished additional information to Glacier, and Glacier and Davidson evaluated the information and prepared financial analyses. On November 14, 2008, Richard S. Nelson, Richard T. Nelson, and Robert A. Nelson met with Mr. Blodnick and a representative of Davidson in Kalispell, Montana. Matters discussed and reviewed at the meeting included Glacier's recently completed public stock offering, First Company's assets and liabilities, First National Bank & Trust's asset quality, operating results, and prospects, and the framework for a possible transaction structure.

          On November 26, 2008, Glacier's board of directors met and approved the submission of a term sheet for the acquisition of First National Bank & Trust through the merger of First Company into Glacier. Glacier delivered a term sheet setting forth the proposed terms of the transaction, including merger consideration of $1.6 million in cash and 225,000 shares of Glacier common stock, the distribution of certain out-of-market loan participations, and the closing delivery of consolidated tangible equity of at least $16.5 million, after giving effect to a $13.4 million capital contribution by Glacier. On November 28, 2008, First Company's board of directors met with a representative of Sheshunoff to review, consider, and approve the Glacier proposal.

          During December, 2008 and January, 2009, Glacier, First Company, and their respective financial and legal advisors conducted on-site and off-site due diligence and drafted and negotiated the definitive merger agreement and related ancillary agreements. On February 2, 2009, the parties agreed to modify the terms of the transaction to provide for the distribution of an additional two loans having a book value of approximately $1.9 million, to reduce the cash and stock consideration to $450,000 and 100,000 shares, to reduce the closing capital requirement to $15.25 million, and to increase the amount of Glacier's capital contribution to $15.3 million.

          On February 4, 2009, the board of directors of First Company met, together with its legal counsel and Sheshunoff, to consider approval of the merger agreement with Glacier. Sheshunoff presented its analysis and draft opinion as to the fairness of the merger, from a financial point of view. Among other matters discussed, the board held in-depth discussions on the specifics of the merger agreement, the form and value of consideration to be received by the shareholders of First Company, the asset distributions to be made prior to consummation of the merger, the potential purchase price adjustments, the price and historical performance of Glacier common stock, the timing and process for consummation of the merger, the break-up fee, current market and regulatory conditions, the implications of the merger to First Company's shareholders, and the implications of the merger to First National Bank & Trust's employees, customers, and communities. After due consideration of these and other matters, and taking into consideration the fairness opinion to be delivered by Sheshunoff, the First Company board of directors voted unanimously to approve the merger.

          On February 6, 2009, the board of directors of Glacier met to consider approval of the merger. Matters discussed included the results of due diligence reviews, the terms of the merger agreement and related documents, key pricing metrics, risks of the merger, the pro forma financial impact of the merger, and the timing and process for consummation of the merger. After due consideration of these and other matters, the Glacier board approved the merger by unanimous vote.

          On February 6, 2009, Sheshunoff delivered its fairness opinion and Glacier and First Company executed the merger agreement and related documents. After the close of business on February 9, 2009, the parties issued a joint press release announcing the execution of the merger agreement.

REASONS FOR THE MERGER - FIRST COMPANY

          At a special meeting held on February 4, 2009, the First Company board of directors unanimously determined that the terms of the merger agreement were in the best interests of First Company and its shareholders. In the course of reaching its decision to approve the merger agreement, the First Company board of directors consulted with Sheshunoff, its financial advisor, and Christian Samson Jones & Chisholm, PLLC, its legal counsel. In reaching its determination, First Company's board of directors considered a number of factors. Such factors also constituted the reasons that the board of directors determined to approve the merger and to recommend that First Company's shareholders vote in favor of the merger. Such reasons included the following:

          - the terms of the merger agreement and the form of the consideration, and the historical trading ranges for Glacier common stock;

          - the existence and effect of agreements between First Company and its primary regulator, the Board of Governors of the Federal Reserve, and First National Bank and its primary regulator, the OCC, on the ability of First Company or First National Bank to continue to operate

          - the ability of First Company or First National Bank to raise additional capital in order to meet projected needs and requirements imposed by their respective regulators

          - the availability or likelihood of other transactions for the sale or merger of First Company or First National Bank or the sale of their respective assets with parties other than Glacier in the time frames required under obligations imposed on First Company and First National Bank under regulatory requirements and agreements;

          - information concerning Glacier's financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

          - the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by with Glacier;

          - the opinion of Sheshunoff that the merger consideration to be received by First Company's shareholders in the merger is fair from a financial point of view;

          - the expectation that First Company shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Glacier common stock;

          - that Glacier has historically paid cash dividends on its common sock;

          - the effects of the economic, regulatory and market pressures facing First Company and community banks generally and First National Bank's prospects as an independent bank;

          - the determination that a business combination with Glacier would extend First National Bank's lending capabilities and increase the range of financial products and services available to First National Bank's customers;

          - the provisions in the merger agreement that provide for the ability of the board of directors to respond to an unsolicited acquisition proposal that the board of directors determines in good faith is a superior proposal as defined in the merger agreement;

          - the provisions of the merger agreement that provide for the ability of the First Company board of directors to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if First Company has entered into a letter of intent or other agreement with respect to a superior proposal;

          - the broad experience of Glacier's management team and its particular experience in managing and supporting subsidiary banks that have an emphasis on local decision making and authority;

          - the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

          - First Company's board's understanding of the business, operations, financial conditions, earnings, management and future prospects of Glacier, taking into account First Company's due diligence investigation of Glacier, including, but not limited to, debt service and other existing financial obligations, the financial obligations to be incurred in connection with the proposed transaction and other likely financial obligations of Glacier and the possible effects of such obligations; and

          - the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term.

          The First Company board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

          - that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock and any decrease in the market price of Glacier common stock will result in a reduction in the aggregate merger consideration to be received by First Company shareholders at the time of completion of the merger subject to the adjustment procedures described under "The Merger--Termination of the Merger Agreement";

          - that First Company shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

          - that the "break-up" fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between First Company and third parties;

          - the possible disruption to First Company's business that may result from the announcement of the merger and the resulting distraction of management's attention from the day-to-day operations of First Company's business; and

          - the restrictions contained in the merger agreement on the operation of First Company's business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of First Company contained in the merger agreement.

          The foregoing discussion of the reasons that led the First Company board of directors to approve the merger and recommend that First Company's shareholders vote in favor of the merger is not intended to be exhaustive, but is believed to include all of the material reasons for the board of directors' decision. In reaching its determination to approve and recommend the transaction, the First Company board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above and the opinion of Sheshunoff referred to above, the First Company board of directors unanimously approved and adopted the merger agreement and the merger with Glacier as being in the best interests of First Company and its shareholders.

OPINION OF FINANCIAL ADVISOR TO FIRST COMPANY

          First Company retained Sheshunoff to provide its opinion as to the fairness from a financial viewpoint of the merger consideration to the First Company shareholders. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. First Company's board of directors retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

          Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by First Company on other occasions.

          On February 6, 2009, Sheshunoff rendered its fairness opinion to First Company's board of directors that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of First Company. Sheshunoff has updated its fairness opinion as of the date of this proxy statement/prospectus. The full text of the updated fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix C to this proxy statement. You are urged to read Sheshunoff's fairness opinion carefully and in its entirety. The fairness opinion is addressed to First Company's board of directors and does not constitute a recommendation to any First Company shareholder as to how he or she should vote at the special meeting of First Company's shareholders.

          In connection with the February 6, 2009 fairness opinion and its updated opinion, Sheshunoff:

          1.   Reviewed the Merger Agreement dated February 6, 2009;

          2. Reviewed First Company's financial statements for the period ending September 30, 2008 and preliminary statements for the period ending December 31, 2008;

          3. Evaluated First Company's subsidiary bank's regulatory reports as of September 30, 2008 and preliminary reports for the period ending December 31, 2008;

          4. Evaluated First Company's consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2007;

          5. Conducted conversations regarding recent and projected financial performance of First Company with members of executive management;

          6. Compared First Company's recent operating results and pricing multiples for First Company in the Merger with those of certain other banks in the U.S. with assets between $50 million and $500 million that have recently been acquired;

          7. Compared First Company's recent operating results and the pricing multiples for First Company in the Merger to the public stock trading levels of certain other banks in the western U.S. along with consideration of recent control premiums paid for public bank stocks in recent acquisitions of banks in the U.S.;

          8. Reviewed the historical stock price data and trading volume of Glacier's common stock;

          9. Compared the historical stock price data and trading volume of Glacier's common stock with that of certain other comparable publicly traded companies;

          10. Compared certain financial characteristics and performance measures of Glacier with that of certain other comparable publicly traded companies;

          11. Compared the historical stock price performance of Glacier's common stock with that of selected indices Sheshunoff deemed relevant;

          12. Held various on-site meetings with First Company's management to discuss the potential sale of First Company; and

          13.  Performed such other analyses as we deemed appropriate.

          In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal confidential financial projections provided by First Company were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of First Company, and did not independently verify the validity of such assumptions.

          Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of First Company or Glacier nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of First Company. Sheshunoff is not an expert in the evaluation of loan portfolios and has assumed that loan losses have been adequately reflected.

          Sheshunoff assumed that all required regulatory and third-party approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect First Company, Glacier, the merger or Glacier's operations following the merger. Sheshunoff assumed that there would be no impediment to Glacier's ability to procure financing to fund the merger consideration. Sheshunoff has also assumed that the executed merger agreement will conform in all material respects to the latest draft of the merger agreement provided to Sheshunoff.

          The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of February 4, 2009.

          In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of First Company, Glacier or the combined entity.

          In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of First Company or Glacier. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff's analyses should not be viewed as determinative of the opinion of the board of directors or the management of First Company with respect to the value of First Company or Glacier or to the fairness of the merger consideration.

          Pursuant to the merger agreement dated February 6, 2009 between the parties, Glacier has agreed to exchange the aggregate of $450,000 in cash, 100,000 shares of Glacier common stock, and the Loan Participations (as defined in the Merger Agreement) and certain other loans for all of the outstanding shares of common stock of First Company, subject to certain adjustments and pre-closing actions as provided in the Merger Agreement. The stock component is subject to a cuff of $14.00 and collar of $21.00 based on the price performance of Glacier common stock over the 10 trading days preceding the fifth trading day immediately prior to the Effective Date. The merger consideration may be higher or lower as of the Effective Date based upon the terms of the Agreement. Pursuant to the Merger Agreement, First Company will merge with and into Glacier and First National Bank & Trust will become a wholly-owned subsidiary of Glacier.

          The estimated total merger consideration to be paid reflects the cash component, the Glacier stock valued at $16 per share (an approximate average price of the stock as of February 4, 2009), the Loan Participations (as measured by their recent book value), certain other loans (as measured by their recent book value), and a distribution of investments to be made prior to closing. Total merger consideration for these purposes was $17.8 million.

          The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning First Company as of December 31, 2008.

          First Company Discounted Cash Flow Analysis: Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that First Company could produce on a stand-alone basis through the year 2013 under various circumstances, assuming that it performed in accordance with the projections provided by First Company's management. Such a 'going concern' analysis included the requisite capital raise necessary to restore adequate capital to First Company and its banking subsidiary.

          Sheshunoff estimated the terminal value for First Company at the end of 2013 by capitalizing the final period projected earnings using a discount rate that is the quotient of (1) the assumed annual long-term growth rate of the earnings of First Company of 3.25% and (2) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (1) above. Sheshunoff discounted the annual net income and the terminal values using discount rates ranging from 14% to 16%. The discount range was chosen to reflect different assumptions regarding the required rates of return of First Company and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values of $4.9 million to $2.8 million as shown in the table below compared to the estimated net merger consideration of $17.8 million.

                                  DISCOUNT RATE

                                 14%      15%      16%
                               ------   ------   ------
Present value (in thousands)   $4,895   $3,731   $2,752

          Analysis of Selected Transactions: Sheshunoff performed an analysis of premiums paid in select, recently-announced acquisitions of banking organizations with comparable characteristics to the merger. Two sets of transactions were selected to ensure a thorough analysis.

          The first set of comparable transactions consisted of a group of selected transactions for banks with announced pricing, total assets between $50 million and $500 million, announced since August 1, 2008, and whose nonperforming assets to total assets ratio was greater than 1% (First Company had a 3.44% NPA/Assets ratio). These comparable transactions consisted of 10 mergers and acquisitions of banks with assets between $56 million and $403 million that were announced between August 18, 2008 and January 16, 2009. The Glacier Offer multiples assume a transaction value of $17.8 million for the analysis. The analysis yielded purchase price multiples in these transactions as shown below:

                PRICE/   PRICE/TG   PRICE/LTM   PRICE/    PRICE/    PREMIUM TO
                 BOOK      BOOK      EARNINGS   ASSETS   DEPOSITS    DEPOSITS
                  (X)       (X)        (X)        (%)      (%)          (%)
                ------   --------   ---------   ------   --------   ----------
Maximum          2.68      2.68        44.9      26.6      31.7        13.24
Minimum          0.55      0.55        13.0       5.4       7.4        -6.82
Median           1.16      1.16        21.2       8.0       9.1         1.09
Glacier Offer    1.17      1.17          NM       6.3       7.3         1.05

          The price as a multiple of book and tangible book in the merger were slightly higher than the median multiple of those in comparable transactions. The premium to deposit ratio was slightly lower than the median. The price to latest twelve months (LTM) earnings did not produce a meaningful multiple as First Company posted a net loss in 2008. Finally, price as a percentage of assets and deposits were both lower than the median, but this ratio is understated for the Glacier Offer as compared to the medians due to the fact that the capital level of First Company is below the median for the group (First Company had a capital ratio of 5.40% versus a median capital ratio of 8.17% for the group).

          The second set of comparable transactions consisted of the previous group of selected transactions (banks with total assets between $50 million and $500 million that were announced since August 1, 2008 and whose nonperforming assets to total assets ratio was greater than 1%) along with the additional constraint that recent profitability as measured by ROAA was less than 0.50% (First Company's 2008 ROAA was -1.25%). These comparable transactions consisted of seven mergers and acquisitions of banks with assets between $56 million and $403 million that were announced between September 17, 2008 and January 14, 2009. The Glacier Offer multiples assume a transaction value of $17.8 million for the analysis. The analysis yielded purchase price multiples in these transactions as shown below:

                PRICE/   PRICE/TG   PRICE/LTM   PRICE/    PRICE/    PREMIUM TO
                 BOOK      BOOK      EARNINGS   ASSETS   DEPOSITS    DEPOSITS
                  (X)       (X)        (X)        (%)      (%)          (%)
                ------   --------   ---------   ------   --------   ----------
Maximum          2.68      2.68        44.9       9.2      11.0         5.20
Minimum          0.55      0.55        44.9       5.4       7.4        -6.82
Median           1.05      1.14        44.9       6.9       8.4         0.41
Glacier Offer    1.17      1.17         NM        6.3       7.3         1.05

          The price as a multiple of book, tangible book, and premium to deposits in the merger were all higher than the median multiple of those in comparable transactions. The price to latest twelve months (LTM) earnings did not produce a meaningful multiple as First Company posted a net loss in 2008. Finally, price as a percentage of assets and deposits were only slightly lower than the median, but this ratio is understated for the Glacier Offer as compared to the medians due to the fact that the capital level of First Company is below the median for the group (First Company had a capital ratio of 5.40% versus a median capital ratio of 7.29% for the group).

          Analysis of Selected Publicly Traded Stocks: Sheshunoff also analyzed select western U.S. publicly traded bank stocks along with recent M&A control premiums in order to achieve a geographic comparison. Two sets of transactions were selected to ensure a thorough analysis.

          The first set of publicly traded bank stocks consisted of banks under $5 billion in total assets with shares traded on the NASDAQ stock exchange. Only banks based in the following western states were included: Wyoming, Montana, Nevada, Idaho, Colorado, Oregon, Washington, Nebraska, North Dakota and South Dakota. The analysis yielded 20 bank stocks. Also reviewed were recent control premiums of publicly traded banks as measured by the premium paid to the stock price one month prior to the announcement. The median premium paid for banks under $500 million in total assets was approximately 40%. The Glacier Offer pricing multiples as compared to the median trading multiples including a 40% premium is shown below:

                           PRICE/    PRICE/ TG     PRICE/LTM      PRICE/      PREMIUM TO
                          BOOK (X)    BOOK (X)   EARNINGS (X)   ASSETS (%)   DEPOSITS (%)
                          --------   ---------   ------------   ----------   ------------
Median with 40% premium     0.36        0.44         17.8           3.0            NM
Glacier Offer               1.17        1.17           NM           6.3          1.05

Note: Stock prices as of February 3, 2009

          The price as a multiple of book, tangible book, and as a percent of assets in the merger were all significantly higher than the median multiple of the publicly traded banks. The price to latest twelve months (LTM) earnings did not produce a meaningful multiple as First Company posted a net loss in 2008. Finally, the median premium to deposits was negative for the public banks, while the Glacier Offer implies a premium of 1.05%.

          The second set of publicly traded bank stocks consisted of banks under $5 billion in total assets with shares traded on the NASDAQ stock exchange, as well as those traded over-the-counter or on pink sheets. Only banks based in the following western states were included: Wyoming, Montana, Nevada, Idaho, Colorado, Nebraska, North Dakota and South Dakota. The analysis yielded 19 bank stocks. Also included was the median premium paid for banks under $500 million in total assets of approximately 40%. The Glacier Offer pricing multiples as compared to the median trading multiples including a 40% premium is shown below:

                           PRICE/    PRICE/ TG     PRICE/LTM      PRICE/      PREMIUM TO
                          BOOK (X)    BOOK (X)   EARNINGS (X)   ASSETS (%)   DEPOSITS (%)
                          --------   ---------   ------------   ----------   ------------
Median with 40% premium     0.70        0.78          9.9           5.9            NM
Glacier Offer               1.17        1.17           NM           6.3          1.05

          Note: Stock prices as of February 3, 2009

          The price as a multiple of book, tangible book, and as a percent of assets in the merger were all higher than the median multiple of the publicly traded banks. The price to latest twelve months (LTM) earnings did not produce a meaningful multiple as First Company posted a net loss in 2008. Finally, the median premium to deposits was negative for the public banks, while the Glacier Offer implies a premium of 1.05%.

          Comparable Company Analysis: Sheshunoff compared the operating and market results of Glacier to the results of other publicly traded banking companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: geographic location and total asset size. The geographic location of the companies was select western and midwestern states including Wyoming, Montana, Nevada, Idaho, Oregon, Washington, Nebraska, North Dakota, South Dakota, Wisconsin and Iowa. Glacier was compared to banks with total assets between $1 billion and $10 billion. The data for the following table was based on GAAP financial information provided by SNL Financial with financial information as of September 30, 2008. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

                                                        PEER
                                          GLACIER   GROUP MEDIAN
                                          -------   ------------
Net Interest Margin                         4.61%       4.04%
Noninterest Income to Average Assets        1.24%       0.86%
Efficiency Ratio                            49.6%       62.2%
Return on Average Assets                    1.37%       0.55%
Tangible Equity to Tangible Asset Ratio     8.11%       7.39%
Tier 1 Risk-Based Capital Ratio            12.39%      10.05%
Non-performing Assets to Total Loans        1.75%       3.29%

          Glacier's performance as measured by its return on average assets was significantly higher than that of its peers, while Glacier's net interest margin and noninterest income ratios were both higher than its peers. Glacier's asset quality as measured by its ratio of non-performing assets to total loans was significantly lower than the peer group median. Glacier's capital level was generally higher than its peers with both the tangible equity to asset ratio and tier 1 risk-based capital ratio being above the median of its peers.

          Sheshunoff compared Glacier's trading results to these peers. The results are contained in the following table. The data for the following table were based on publicly available GAAP financial information and market data provided by SNL Financial with financial information as of September 30, 2008.

                                                                         PEER
                                                           GLACIER   GROUP MEDIAN
                                                           -------   ------------
Market Price as a Multiple of Stated Book Value             1.44x        0.47x
Market Price as a Multiple of Stated Tangible Book Value    1.89x        0.66x
Price as a Multiple of LTM Earnings                         13.7x        11.5x
Market Price as a Percent of Assets                         17.6%         4.6%
Market Price Premium over Book
Value to Deposits                                           9.18%       -6.68%

Note: Stock prices as of February 3, 2009

          Glacier's price-to-book multiples as measured by its market price as a multiple of stated book value and its market price to stated tangible book value, along with its price as a percent of assets and premium to deposits were all significantly higher than the comparable peer group medians. Glacier's price-to-earnings multiple as shown in the price as a multiple of latest twelve months earnings for the period ending September 30, 2008 was slightly higher than its peers.

          Sheshunoff compared selected stock market results of Glacier to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including (1) the SNL index for all publicly traded banks in the United States, (2) the SNL index of banks in the West region of the United States, and (3) the SNL index of banks in the Midwest region of the United States. Glacier's common stock price generally outperformed the selected indices for the period from February 2008 until February 2009. For the period from February 2006 through February 2009, Glacier's stock price also outperformed each of the selected indices.

          No company or transaction used in the comparable transaction and comparable stock analysis is identical to First Company or Glacier. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of First Company and Glacier and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

          Pursuant to its engagement letter with First Company, Sheshunoff will receive a fee of approximately $225,000 contingent upon the closing of the merger (excluding the fairness opinion fee discussed below). In addition, First Company agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. First Company also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability. Under the engagement letter with First Company, Sheshunoff will also receive a fee of $25,000, plus expenses, for rendering the fairness opinion, which is not contingent upon the closing of the transaction.

          The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any First Company shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by First Company.

          Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Glacier pursuant to the merger is fair to First Company shareholders, from a financial point of view.

RECOMMENDATION OF THE FIRST COMPANY BOARD

          The board of directors of First Company has concluded that the proposed merger as described in the merger agreement is in the best interest of First Company and its shareholders. AFTER CAREFULLY CONSIDERING THE PROPOSED MERGER, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF FIRST COMPANY VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

                                   THE MERGER

          The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as APPENDIX A.

BASIC TERMS OF THE MERGER

          The merger agreement provides for the merger of First Company with and into Glacier. Following the merger, First National Bank will operate as a wholly owned subsidiary of Glacier.

          In the merger, First Company shareholders will receive a combination of Glacier common stock and cash for their First Company common stock, as described below.

          While Glacier and First Company believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "--Conditions to the Merger" and "--Regulatory Requirements."

PRE-CLOSING ACTIONS TO BE TAKEN BY FIRST COMPANY AND/OR FIRST NATIONAL BANK

          The merger agreement sets forth certain actions to be taken by First Company, First National Bank and/or the principal shareholders of First Company prior to the closing of the merger. Such actions are summarized below.

          Bank Divestiture

          Prior to the closing of the merger, First National Bank must sell or otherwise dispose of its residential servicing portfolio and its trust company and related business operations, with such sale or disposition to be completed prior to or effective as of the closing date of the merger, on terms reasonably acceptable to Glacier. This transaction is referred to in the merger agreement as the "Bank Divestiture."

         Pre-Closing Distributions

          Prior to the closing of the merger, First Company and First National Bank must have removed certain out-of-market loan participations, certain real estate owned by First National Bank and not used in its business, a performing loan and similar assets which Glacier required to be removed prior to the closing of the merger (defined in the merger agreement as the "Excluded Assets"). The Excluded Assets will be contributed to a Wyoming limited liability company ("Newco") to be formed as a subsidiary of First National Bank, membership interests in which will ultimately be distributed to all shareholders holding First Company shares at the effective time of the merger. Assuming the redemption of certain First Company shares prior to the closing of the merger as discussed below, the Newco membership interests will be distributed solely to the Principal Shareholders.

          Excluded assets include:

     - specified loans and/or loan participations, with an approximate book value of $15.0 million and other real estate owned by First National Bank resulting from foreclosure of loan participations ("Loan Participations");

     - the membership or other interests held by First Company, First National Bank or Newco or such other entity or entities holding the Loan Participations prior to closing of the merger;

     - all First Company investments other than cash equivalents and First Company's ownership interests in its statutory trust subsidiaries;

     - the membership or other interests held by First National Bank in community development limited liability companies; and

     - any non-cash value received by First National Bank in consideration of the Loan Participations.

     The distributions of the Excluded Assets to Newco are referred to in the merger agreement as the "Pre-Closing Distributions." The Pre-Closing Distributions require the prior approval of the Federal Reserve Bank of Kansas City and the Office of the Comptroller of the Currency ("OCC"), as applicable.

     Redemption of Certain First Company Shares Prior to Closing

          Pre-Closing Distributions as defined in the merger agreement also includes the redemption of 129 shares of First Company held of record by First Company's Employee Stock Ownership Plan ("ESOP") and the redemption of eight "directors' qualifying shares" held by certain First Company and First National Bank directors. Additionally, it is anticipated that 42 additional shares owned by directors will also be redeemed prior to closing of the merger.

          With respect to First Company shares held by the ESOP, the trustee of the ESOP received the required annual valuation from Sheshunoff in its capacity as advisor to the ESOP, as to the fair value of the First Company shares held by the ESOP as of December 31, 2008. Such valuation is $1,843.94 per share and does not take into consideration the proposed merger transaction or the distribution of any assets, including the Excluded Assets. First Company intends to terminate the ESOP and anticipates entering into an agreement with the ESOP trustee to redeem the shares held by the ESOP immediately prior to the effective time of the merger. The redemption agreement with the ESOP will provide for the distribution of cash to participants immediately prior to closing, conditioned upon the receipt by the ESOP of cash in redemption of all shares of First Company held by the ESOP in an amount equal to the greater of (i) $1,843.00 per share, or (ii) the amount per share established by an updated valuation to be prepared by Seshunoff prior to closing of the merger (the "Redemption Price").

          The eight directors' qualifying shares are subject to a repurchase agreement providing for the redemption of such shares at the greater of (i) book value, or (ii) $1,000.00 per share. First Company anticipates that such directors' qualifying shares will be redeemed prior to closing of the merger. It is also anticipated that the 42 other shares held by such directors that are not subject to the repurchase agreement will be redeemed prior to the closing of the merger, at a price per share equal to the Redemption Price.

          A total of 80 additional First Company shares are owned by four persons who are not Principal Shareholders. First Company intends to enter into an agreement with such persons pursuant to which the shares owned by them will be redeemed for cash immediately prior to the closing of the merger, at a per share price equal to the Redemption Price. Such agreement, if entered into, will provide for the waiver by such persons of their respective rights to receive any interest in the Excluded Assets. Whether or not the 80 shares held by them are redeemed prior to closing, such persons will not individually enter into the Indemnification Agreement with Glacier described below.

          The redemptions described above require the prior approval of the Federal Reserve Bank of Kansas CITY and in the case of the redemption of ESOP shares, the approval of the ESOP trustee.

          In the event that approvals for the redemptions described above cannot be obtained, it is anticipated that Glacier will waive this condition to the closing of the merger. In such event, the ESOP participants, holders of directors' qualifying shares, and the other non-Principal Shareholders, to the extent the shares held by them are not redeemed, would be entitled to participate in the merger and, in the absence of perfecting dissenters' rights, would receive merger consideration from Glacier on the same terms as other First Company shareholders. Such persons would also receive membership interests in Newco as described above under "--Pre-Closing Distributions." Such shareholders would not, however, individually enter into the Indemnification Agreement with Glacier described below.

          Notwithstanding the termination of the ESOP as described above, ESOP participants will be have pass-through voting rights with respect to voting on the merger agreement and will receive, in addition to this proxy statement, certain additional disclosure and voting directive instructions from the ESOP trustee.

          It should be noted that Sheshunoff, which will provide the ESOP valuations described above, is also the financial advisor to First Company in connection with the merger.

          Indemnification Agreement

          The Principal Shareholders have (and Newco will, prior to closing) entered into an Indemnification Agreement with Glacier, pursuant to which they agree to jointly and severally indemnify Glacier against claims, losses, liabilities incurred by Glacier or an affiliate of Glacier that arises from or is in any way related to:

     - any acts or omissions of First Company, First National Bank or their affiliates relating to the Excluded Assets, the Pre-Closing Distributions, the Loan Participations, or any other transfers of First Company's assets undertaken in anticipation of the merger;

     - Glacier's reporting of the merger as a reorganization under Section 368(a)(1) of the Internal Revenue Code;

     - a Mortgage Servicing Purchase and Sale Agreement between First National Bank and a third-party purchaser; and

     -    a specified litigation matter to which First National Bank is a party.

CAPITAL CONTRIBUTION TO BE MADE BY GLACIER UPON CLOSING

          Upon the closing of the merger Glacier will make a capital contribution to First National Bank in the amount of $15,300,000, less any amounts received by First National Bank in cash after the date of the execution of the merger agreement and applied to the principal balance of the Loan Participations prior to closing.

MERGER CONSIDERATION

          The merger agreement provides that as of the effective date of the merger, each share of First Company common stock will be converted into the right to receive an amount of merger consideration consisting of a combination of Glacier common stock and cash, as described below.

          The total merger consideration consists of a stock portion and a cash portion, which will be determined in the following manner:

          Stock Portion of Merger Consideration

          The total stock consideration payable by Glacier is fixed at 100,000 shares of Glacier common stock. The total stock consideration may be adjusted under certain circumstances if the trading price of Glacier stock immediately prior to the closing of the merger is above or below specified amounts, as described below under "-- Termination of the Merger Agreement."

          Cash Portion of Merger Consideration

          The total cash consideration payable by Glacier is $450,000. This amount is subject to increase or reduction, as the case may be, on a dollar for dollar basis, by the amount by which the "First Company Closing Capital" is greater or less than $15,250,000.

          The "First Company Closing Capital" is defined in the merger agreement as an amount, as of the closing date of the merger, equal to First Company's capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles ("GAAP"), after giving effect to:

          - the payment of all First Company "Transaction Fees" (as defined in the merger agreement) and severance obligations;

          -    the Pre-Closing Distributions;

          -    the capital contribution to be made by Glacier to First National
               Bank;

          - adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on the First Company or First National Bank balance sheet

          - amounts received by First National Bank in cash after February 6, 2008 and applied to the principal balance of the Loan Participations prior to closing;

          -    the exclusion of any intangible assets; and

          - the amount by which First National Bank's Allowance for Loan and Lease Losses ("ALLL") at closing exceeds $5,000,000, if applicable.

          The value of the consideration (in a combination of Glacier stock and cash) that a First Company shareholder will receive for each share of First Company common stock is the sum of (i) the per-share cash consideration and (ii) the per-share stock consideration, referred to collectively in the merger agreement as the "merger consideration." The per-share cash consideration is the amount obtained by dividing the $450,000 total cash consideration (increased or reduced for any First Company Closing Capital adjustment) by the number of shares of First Company common stock outstanding on the effective date of the merger. The per-share stock consideration is the number of Glacier shares determined by dividing 100,000 by the number of shares of First Company common stock outstanding on the effective date of the merger.

          Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, (ii) that certain outstanding shares of First Company are redeemed prior to closing as contemplated by the merger agreement, and (iii) the Glacier common stock is valued at $16.01 (the closing price for Glacier common stock on March 27, 2009), each share of First Company common stock would receive a value equal to $253.28, consisting of $55.57 in cash and 12.349 shares of Glacier common stock.

FRACTIONAL SHARES

          No fractional shares of Glacier common stock will be issued to any holder of First Company common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the "GBCI Average Closing Price" calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

EFFECTIVE DATE OF THE MERGER

          Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the second quarter of 2009. Either Glacier or First Company may terminate the merger agreement if the effective date does not occur on or before July 31, 2009.

LETTER OF TRANSMITTAL

          Prior to the closing of the merger, Glacier's exchange agent will send a letter of transmittal to each person who was a First Company shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of First Company common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

          All shares of Glacier common stock issued to the holders of First Company common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your First Company stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date of the merger with respect to Glacier common stock into which your shares have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of First Company of any shares of First Company common stock. If certificates representing shares of First Company common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of First Company common stock represented by those certificates shall have been converted.

          If a certificate for First Company common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with First Company, and appropriate and customary identification.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

          The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to a First Company shareholder who is:

          -    a citizen or resident of the United States;

          - corporation or other entity taxable as a corporation created in or organized under the laws of the United States or ant political subdivision thereof;

          - an estate the income of which is subject to Untied States federal income tax without regard to source; or

          - a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decision of such trust.

          This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

          This discussion assumes that First Company shareholders hold their shares of First Company common stock as a capital asset within the meaning of section 1221 of the Code. Further, it does not address all aspects of federal income taxation that may be relevant to First Company shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

          - financial institutions, mutual funds, dealers or brokers in securities or insurance companies;

          -    tax-exempt organizations;

          -    S corporations, partnerships or other pass-through entities;

          -    non-United States persons;

          - holders of First Company common stock whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

          - holders of First Company common stock who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

          Neither Glacier nor First Company will ask the Internal Revenue Service ("IRS") to rule that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code ("tax-free reorganization"). Moreover, neither Glacier nor First Company will ask the IRS to rule on any other United States Federal income tax consequences of the merger. However, both Glacier and First Company expect to report the merger as a tax-free reorganization.

          In a tax-free reorganization, a shareholder who exchanges its shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock and cash received pursuant to the merger, excluding any cash received in lieu of fractional shares, over the shareholder's adjusted tax basis in its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the shareholder's holding period with respect to the acquired company common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder's ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See "--Possible Treatment of Cash as a Dividend" below. Current law is unclear, however, on whether the foregoing rules apply if the acquired company is an S corporation, such as First Company. If its does not, then the cash received in the exchange may be treated as a nontaxable distribution to the shareholders, to the extent of First Company's accumulated adjustments account (AAA), and then as a dividend, to the extent of First Company's accumulated earnings and profits. The amount of cash received in excess of the AAA and accumulated earnings and profits would be treated first as a return of the shareholder's adjusted tax basis in its shares of First Company common stock and then as capital gain, if such shares are a capital asset in the shareholder's hands.

          The aggregate tax basis of Glacier common stock received by a First Company shareholder who exchanges shares of First Company common stock for a combination of Glacier common stock and cash pursuant to the merger (before reduction for the basis in any fraction shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of its shares of First Company common stock surrendered for Glacier common stock and cash, reduced by the amount of cash received by the shareholder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the shareholder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Glacier common stock will include the holding period of its shares of First Company common stock surrendered. If a First Company shareholder has differing basis or holding periods in respect of its shares of First Company common stock, the shareholder should consult its tax advisor prior to the exchange with regard to identifying the basis or holding periods of the particular shares of Glacier common stock received in the exchange.

          Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder's deemed percentage stock ownership of Glacier. For purposes of this determination, the shareholder is treated as if it first exchanged all of his, hers or its shares of First Company common stock solely for Glacier common stock and Glacier then immediately redeemed (the "deemed redemption") a portion of the Glacier common stock in exchange for the cash the shareholder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the shareholder, or (2) not essentially equivalent to a dividend.

          The deemed redemption, generally, will be substantially disproportionate with respect to a shareholder if the shareholder owns, actually and constructively, (i) less than 50% of the total combined voting power of all classes of Glacier stock entitled to vote and (ii) less than 80% of the percentage of Glacier stock the shareholder actually and constructively owned before the deemed redemption. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a shareholder will depend upon the particular circumstances of the shareholder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the shareholder's actual and constructive percentage stock ownership of Glacier. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Glacier the shareholder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Glacier the shareholder actually and constructively owns immediately after the deemed redemption. In determining whether the deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, a shareholder is deemed to own stock actually owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities. As these rules are complex, each shareholder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

          Cash Received in Lieu of a Fractional Share. Cash received by a First Company shareholder in lieu of a fractional share of Glacier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder's adjusted tax basis of its shares of First Company common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of First Company common stock is more than one year.

          Dissenting Shareholders. First Company shareholders who dissent with respect to the merger, as discussed in "Dissenters' Rights," and who receive cash in respect of their shares of First Company common stock, and who own such shares as a capital asset and who do not actually or constructively own shares of Glacier after the merger, will recognize gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the shareholder's tax basis in his or her shares of First Company common stock. The gain or loss will be long-term capital gain or loss if the shares of First Company were held for more than one year.

          Non-Tax-Free Reorganization Treatment. If the IRS disagrees with treatment of the merger as a tax free-reorganization, then the foregoing description of the tax consequences of the merger will not apply. Instead, First Company would be deemed to have sold all of its assets to Glacier in a taxable transaction and distributing the Glacier common stock and cash to its shareholders in a complete liquidation. Each First Company shareholder would recognize its share of the gain or loss recognized by First Company on the deemed sale of all of its assets. The gain or loss would be either capital or ordinary, depending on the character of each of the assets deemed sold. A shareholder's adjusted tax basis in its shares of First Company common stock would be increased or decreased by the share of gain or loss recognized by the shareholder. The shareholder would not recognize any further gain or loss on the deemed receipt of Glacier common stock and cash from First Company in complete liquidation, except to the extent the sum of the fair market value of the Glacier common stock and cash received by the shareholder is greater or less than the shareholder's adjusted tax basis in its shares of First Company common stock. If the shareholder has held the shares of First Company common stock as a capital asset for more than one year, then the gain or loss will be long-term capital gain or loss.

          Backup Withholding. Non-corporate shareholders of First Company may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

          - furnish a correct taxpayer identification number and certify under penalty of perjury that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

          -    are otherwise exempt from backup withholding.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder's federal income tax liability, provided he or she furnishes the required information to the IRS.

          Reporting Requirements. Shareholders who receive Glacier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such shareholder's federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. First Company shareholders will be responsible for the preparation of their own tax returns.

          THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO FIRST COMPANY SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. IN ADDITION, THERE MAY BE RELEVANT STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, NONE OF WHICH IS DESCRIBED ABOVE. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY

DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, EACH FIRST COMPANY SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING ITS SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE SPECIFIC APPLICATION OF STATE, LOCAL AND FOREIGN LAWS TO SUCH SHAREHOLDER AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

VOTING AGREEMENT

          The directors and principal shareholders of First Company and the directors of First National Bank have entered into a Voting Agreement, dated as of February 6, 2009. In the Voting Agreement, each signing director or principal shareholder agrees, among other things, to vote the shares of First Company common stock that he or she owns or controls in favor of the merger. The directors and principal shareholders who have entered into this Voting Agreement are entitled to vote a total of 8,148 outstanding shares of First Company common stock, which is 97.5% of the total shares outstanding.

DISSENTERS' RIGHTS OF APPRAISAL

          Under the Wyoming Business Corporation Act :("WBCA"), First Company shareholders are entitled to exercise dissenters' rights and to receive the fair value in cash of their shares of First Company common stock if they fully comply with the provisions of the WBCA relating to dissenters' rights, if the merger agreement is approved and the merger is consummated. The following summary of the WBCA provisions with respect to dissenters' rights is qualified in its entirety by reference to those statutes. SHAREHOLDERS ANTICIPATING EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO THE MERGER ARE STRONGLY ENCOURAGED TO CONSULT THEIR LEGAL COUNSEL AND TAX, FINANCIAL AND OTHER ADVISORS.

          The WBCA requires that shareholders be accorded dissenters' rights in connection with the proposed merger transaction. A copy of the relevant portions of the WBCA, Sections 17-16-1301 through 17-16-1331 are included as APPENDIX B. The following discussion of dissenters' rights is qualified in its entirety by reference to those statutes.

          A shareholder may elect to dissent from the proposed merger transaction and, upon consummation of the transaction, to receive the "fair value" of such shareholder's First Company stock.

          In order to properly exercise dissenters' rights the shareholder must:

     -    Not vote in favor of the proposed merger; and

     - Prior to the time of the vote taken by First Company shareholders, notify First Company of the shareholder's intent to exercise dissenters' rights.

          Except in limited circumstances stated in the WBCA, a shareholder electing to assert dissenters' rights must assert such rights with respect to all shares of First Company stock beneficially owned by the shareholder. A notice of intent to demand payment under dissenters' rights given to First Company shareholders must be in writing. IF A SHAREHOLDER FAILS TO MEET THE REQUIREMENTS FOR ASSERTION OF DISSENTERS' RIGHTS SUCH SHAREHOLDER IS NOT ENTITLED TO PAYMENT FOR HIS OR HER SHARES UNDER THE WBCA.

          If a shareholder properly asserts dissenters' rights and the proposed merger is consummated, Glacier, as the surviving corporation in the merger, will send each shareholder who has properly exercised dissenters' rights a dissenter's notice, notifying the shareholder of, among other things, the completion of the merger and providing the shareholder instructions for the deposit of certificates representing the dissenter's First Company shares and supplying a form for demanding payment. A DISSENTING SHAREHOLDER FAILING TO TIMELY DEMAND PAYMENT OR TO DEPOSIT CERTIFICATES REPRESENTING THE DISSENTED FIRST COMPANY STOCK IS NOT THEREAFTER ENTITLED TO RECEIVE PAYMENT FOR HIS OR HER SHARES UNDER THE WBCA.

          Glacier, as the surviving corporation in the merger, is required to pay all dissenting First Company shareholders who have properly and timely exercised dissenters' rights, deposited certificates and demanded payment of the "fair value" for their shares of First Company stock. The amount of payment is determined by Glacier and made to dissenting shareholders within time frames specified by the WBCA. If a shareholder is dissatisfied with the amount of the payment determined by Glacier, such shareholder may notify Glacier in writing, within 30 days after Glacier made or offered to make payment, of the shareholder's own estimate of the fair value of his or her shares and demand payment for such amount (less any payment made by Glacier). Glacier may, after the receipt of such demand, elect to pay the additional amount demanded or, within 60 days following receipt of such demand, commence a legal proceeding for a determination of the "fair value" of the shares.

CONDITIONS TO THE MERGER

          Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

          Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party's obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and First Company, are as follows:

     -    approval of the merger by First Company shareholders;

     - accuracy of the other party's representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

     - compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

     - that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

     - that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

     - the parties shall have agreed on the amount of the First Company Closing Capital;

     - the receipt of all necessary approvals for the Bank Divestiture and the Pre-Closing Distributions will have been obtained; and

     - the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of First Company, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

          In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

          - employment agreement between First National Bank and Richard T. Nelson shall be in effect as of the closing date of the merger

          - the Indemnification Agreement shall be in effect as of the closing date of the merger with Newco and all principal shareholders of First Company;

          -    First National Bank's ALLL shall be at least $5,000,000;

          - the First Company Closing Capital will not be less that $15,000,000; and

          - the Bank Divestiture and the Pre-Closing Distributions will have been completed in accordance with all necessary regulatory approvals obtained.

          Additionally, either Glacier or First Company may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under "-Termination of the Merger Agreement."

          Either Glacier or First Company may waive any of the other party's conditions, except those that are required by law (such as receipt of regulatory approvals and First Company shareholder approval). Either Glacier or First Company may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OF THE MERGER AGREEMENT

          The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the First Company special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of First Company shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form or reducing the amount of consideration First Company shareholders will receive in the merger or the allocation would require further First Company shareholder approval.

TERMINATION OF THE MERGER AGREEMENT

          The merger agreement contains several provisions entitling either Glacier or First Company to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

          Lapse of Time. If the merger has not been consummated on or before July 31, 2009, then at any time after that date, the board of directors of either Glacier or First Company may terminate the merger agreement and the merger if (i) the terminating party's board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

          Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by First Company shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

          Glacier Average Closing Price Greater than $21.00. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $21.00.

          If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $21.00, First Company may elect, within two business days of its receipt of such notice, to accept an adjustment to the total stock consideration through the issuance of fewer Glacier shares; in such event, the total stock consideration will be the number of Glacier shares equal to the quotient obtained by dividing $2,100,000 by the Glacier average closing price. If First Company makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

          Glacier Average Closing Price Less than $14.00. By specific action of it board of directors, First Company may terminate the merger agreement if the Glacier average closing price is less than $14.00.

          If First Company provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $14.00, Glacier may elect, within two business days of its receipt of such notice, to adjust the total stock consideration through the issuance of additional Glacier shares; in such event, the total stock consideration will be the number of Glacier shares equal to the quotient obtained by dividing $1,400,000 by the Glacier average closing price. If Glacier elects to increase the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

          No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

          Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

          Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the First Company board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the First Company board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if First Company shareholders elect not to approve the merger.

          Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the States of Montana or Wyoming to restrain or invalidate the merger or the merger agreement.

          Potential Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of First Company common stock are proposed dissenting shares (as defined in the merger agreement).

          Superior Proposal --Termination by First Company. First Company may terminate the merger agreement if its board of directors determines in good faith that First Company has received a "Superior Proposal" as defined in the merger agreement. This right is subject to the requirement that First Company may terminate the merger agreement only if First Company (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, First Company intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) First Company has provided Glacier with at least five business days prior notice that First Company intends to accept a Superior Proposal and given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and First Company) in such a manner as would enable First Company to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

          Superior Proposal -- Termination by Glacier. Glacier may terminate the merger agreement if (i) an "Acquisition Event" (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to First Company or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of First Company shareholders.

TERMINATION FEES

          Subject to certain exceptions, First Company will pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement based on a First Company breach of its representations or breach of its covenants. Glacier will pay First Company a termination fee of $200,000 if First Company terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

BREAK-UP FEE

          If the merger agreement is terminated because (i) the First Company board of directors fails to recommend shareholder approval of the merger agreement; or (ii) First Company terminates the merger agreement after receiving a "Superior Proposal" (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable First Company's board of directors to proceed with the merger; or (iii) Glacier terminates the merger agreement after First Company's receipt of a Superior Proposal followed by an immediate Acquisition Event, then First Company will immediately pay Glacier a break-up fee of $1,000,000. If the merger agreement is terminated by Glacier due to First Company's receipt of a proposal to enter into an Acquisition Event and the merger agreement and merger are not approved at the shareholders' meeting, and prior to or within six months after such termination, First Company or First National Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event has occurred, then First Company will promptly pay to Glacier the break-up fee in the amount of $1,000,000.

ALLOCATION OF COSTS UPON TERMINATION

          If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and First Company will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

CONDUCT PENDING THE MERGER

          The merger agreement provides that, until the merger is effective, First Company will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, or with respect to the Excluded Assets, First Company will refrain from engaging in various activities such as:

          - effecting any stock split or other recapitalization with respect to First Company or First National Bank, or pledge or encumber any shares of First Company or First National Bank stock or grant any options for such stock;

          - except as specifically permitted under the terms of the merger agreement, declaring or paying any dividends, or making any other distributions;

          - acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business other than the Pre-Closing Distributions or as specifically permitted by the merger agreement;

          - soliciting or accepting deposit accounts of a different type than previously accepted by First National Bank or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

          - offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by First National Bank, or offering or making a loan or extension of credit in an amount greater than $500,000 without prior consultation with Glacier;

          - with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

          - with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

          - with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

          - with specified exceptions, entering into any personal services contract;

          - with respect to First National Bank only, selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

          - with specified exceptions, amending or materially changing its operations, policies or procedures;

          - other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

          - entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

FIRST NATIONAL BANK MANAGEMENT AND OPERATIONS AFTER THE MERGER

          Effective at the closing of the merger, the board of directors of First Company will tender their resignations. The current board of directors is composed of 9 individuals, all of whom are also directors of First National Bank. Subsequent to the closing of the merger, the board of directors of First National Bank will include certain current members of the existing board of directors.

          As described below under "-Interests of Certain Persons in the Merger," Richard T. Nelson, President of First Company and First National Bank, has entered into an employment agreement with First Company and First National Bank, effective upon the closing of the merger, pursuant to which he will serve as President and Chief Executive Officer of First National Bank.

EMPLOYEE BENEFIT PLANS

          The merger agreement confirms Glacier's intent that Glacier's current personnel policies and benefits will apply to any employees of First Company and First National Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly-situated employees of Glacier. For purposes of participation in such plans, service with First Company or First National Bank prior to the merger will constitute prior service with Glacier for purposes of determining eligibility and vesting. For purposes of such participation, current employees' prior service with First Company and/or First National Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting, including vacation time and participation and benefits under Glacier's Severance Plan for employees in effect at the time of any termination.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

          Certain members of the First Company board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of First Company generally. The First Company board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

          Stock Ownership. The First Company directors and their spouses beneficially owned, as of the record date for the special meeting, 5,262 shares of First Company common stock, representing 63% of all outstanding First Company shares. The directors of First Company will receive the same consideration in the merger for their shares as other shareholders of First Company.

          Voting Agreements. The directors of First Company and First National Bank, together with the principal shareholders of First Company, have entered into a Voting Agreement, dated as of the date of the merger agreement. Pursuant to the voting agreement, each signing director and principal shareholder agrees to vote the shares of First Company common stock that he or she owns or controls in favor of the merger.

          Employment Agreements.

          Richard T. Nelson.

          Mr. Nelson, First Company's President, has entered into an employment agreement, ratified by Glacier, with First Company and First National Bank. The employment agreement provides that Mr. Nelson will serve as President and Chief Executive Officer of First National Bank following the merger. The employment agreement, which becomes effective on the date of the closing of the merger, is for a three-year term.

          The employment agreement provides for an annualized salary of $144,051, with subsequent salary increases subject to First National Bank's annual review of his compensation and performance. Until such time as Mr. Nelson becomes eligible to participate in Glacier's short term incentive plan and long term incentive plan for bank presidents, his bonuses, if any, will be determined by First National Bank's board of directors in conjunction with Glacier's President and Chief Executive Officer.

          The employment agreement provides that if Mr. Nelson's employment is terminated without cause (as defined in the agreement) or resigns with good reason (as defined in the agreement), then contingent upon his execution of a release agreement, First National Bank will pay him a lump-sum payment equal to one times his annual base salary at the time of termination ("Termination Payment").

          The employment agreement provides that during the period of his employment and for a period of one year after termination of employment, Mr. Nelson will not engage in specified activities within Park or Big Horn Counties in Wyoming that are competitive with the business of First National Bank or Glacier.

          First Company Director and Principal Shareholder Non-Competition Agreement. Certain members of the board of directors of First Company and certain members of the board of directors of First National Bank, together with certain principal shareholders of First Company, have entered into a non-competition agreement with Glacier, First Company and First National Bank. Except under certain limited circumstances, the non-competition agreement prohibits such directors and principal shareholders from competing with Glacier and First National Bank within Park or Big Horn Counties in Wyoming. The term of the non-competition agreement commences upon the effective date of the merger and continues until the later of (i) three years following the closing of the merger or (ii) in the case of a First Company or First National Bank director, one year following termination of such director's service on the board of directors of First National Bank.

          Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of First Company and First National Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger (but excluding, to the extent such officer or director is an indemnifying party under the Indemnification Agreement, any claims for indemnification made against such former officer or director pursuant thereto). The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of First Company and First National Bank, as applicable.

          The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

REGULATORY REQUIREMENTS

          Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Reserve Bank of Minneapolis and the Wyoming State Banking Commissioner. Additionally, the Pre-Closing Distributions must be approved by the Federal Reserve Bank of Kansas City and the Office of the Comptroller of the Currency, as applicable.

ACCOUNTING TREATMENT OF THE MERGER

          The acquisition of First Company will be accounted for using the purchase method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of First Company will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier's purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of First Company will be included in Glacier's consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company's earnings following completion of the merger.

                      INFORMATION CONCERNING FIRST COMPANY

GENERAL

          First Company is a Wyoming corporation formed in 1976 for the purpose of acquiring the stock of First National Bank and becoming the holding company for First National Bank. First Company is registered with the Board of Governors of the Federal Reserve System as a bank holding company. First Company has no substantial operations separate or apart from First National Bank.

          The principal offices of First Company are located at 1426 Sheridan Avenue, Cody, Wyoming 82414.

          First National Bank is a national banking association which commenced operations in 1912. As of December 31, 2008, First National Bank had total assets of approximately $282 million, total net loans of approximately $190 million, total deposits of approximately $245 million and approximately $24 million of shareholders' equity.

MARKET AREA

          First National Bank currently operates banking offices in Powell, Cody and Lovell, Wyoming. It principal market area consists of Park and Big Horn Counties in Wyoming.

LENDING ACTIVITIES

          First National Bank's principal business is to accept deposits from the public and to make loans and make loans and other investments. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. First National Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, First National Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. First National Bank offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

          At December 31, 2008, First National Bank's consolidated total loan portfolio was $195 million, representing approximately 69% of its total assets. As of such date, First National Bank's loan portfolio consisted of 21% 1-4 family real estate secured loans, 18% commercial real estate secured loans (excluding construction and land development loans), 17% real estate construction and land development loans, 18% commercial loans, 8% installment or consumer loans and 18% farm and agriculture loans.

DEPOSIT AND BANKING SERVICES

          Customers of First National Bank are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Wyoming, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

          First National Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and agriculture businesses. The primary sources of core deposits are residents of First National Bank s primary market area and businesses and their employees located in that area. First National Bank also obtains deposits through personal solicitation by the bank's officers and directors and through local advertising. For the convenience of its customers, First National Bank offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The bank's services also include cashier's checks, travelers' checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

FIRST COMPANY AND FIRST NATIONAL BANK SUMMARY FINANCIAL INFORMATION

          The following selected financial information for the fiscal years ended December 31, 2008, 2007 and 2006 are derived from unaudited financial statements of First Company on a consolidated basis:

                                  FIRST COMPANY
                                  BALANCE SHEET

                                             YEAR ENDED DECEMBER 31,
                                           ---------------------------
                                             2008      2007      2006
                                           -------   -------   -------
Cash and Due from Banks                     16,698    16,929    12,646
Fed Funds                                   10,000     4,300     9,200
Securities                                  55,475    50,029    49,919
Gross Loans                                195,369   190,511   174,834
   Allowance for Loan Loss                   4,835     2,303     2,000
NET LOANS                                  190,534   188,208   172,834
Premises & Fixed Assets                      4,697     5,721     5,994
Other Assets                                 7,516    10,907     8,267
TOTAL ASSETS                               285,190   276,094   258,860
Deposits                                   244,527   236,569   221,191
Fed Funds & Repos                           11,685    13,584    11,253
Borrowings                                  13,178     8,098     8,541
Other Liabilities                            1,169     1,449     1,205
TOTAL LIABILITIES                          270,559   259,700   242,190
Equity                                      14,631    16,394    16,670
TOTAL LIABILITIES AND SHAREHOLDER EQUITY   285,190   279,094   258,860

                                  FIRST COMPANY
                                INCOME STATEMENT

                                             YEAR ENDED DECEMBER 31,
                                           ---------------------------
                                             2008      2007      2006
                                           -------   -------   -------
Interest Income                             16,454    18,371    17,606
Interest Expense                             6,674     8,290     6,851
Net Interest Income                          9,780    10,081    10,755
Loan Loss Provision                          7,377     1,508       476
Non-interest Income                          3,427     3,647     3,791
Non-interest Expense                         8,527    10,696    10,875
Pre-Tax Income                              (2,697)    1,524     3,195
Taxes                                            0         0         0
NET INCOME                                  (2,697)    1,524     3,195

COMPETITION

          First National Bank experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than First National Bank.

          First National Bank also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of First National Bank's current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than First National Bank and some of them are not subject to the same degree of regulation as First National Bank.

EMPLOYEES

          As of December 31, 2008, First National Bank had 76 full-time and 7 part-time employees. First Company has no employees. First National Bank believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

PROPERTIES

          First National Bank operates from three locations:

          - First National Bank's main office is located at 245 East 1st Street, Powell, Wyoming 82435 and is housed in an approximately 33,331 square foot building. This banking center is equipped with 11 teller stations and an automated teller machine.

          - First National Bank's Cody, Wyoming branch is located at 1507 8th Street, Cody, Wyoming 82414, and is housed in a an approximately 7,440 square foot building. This banking center is equipped with 8 teller stations and an automated teller machine.

          - First National Bank's Lovell, Wyoming branch is located at 284 East Main Street, Lovell, Wyoming 82431, and is housed in an approximately 4800 square foot building. This banking center is equipped with 4 teller stations and an automated teller machine.

          All buildings are owned by First National Bank.

LEGAL PROCEEDINGS

          From time to time, litigation arises in the normal conduct of First Company's business. First Company, however, is not currently involved in any litigation that management of First Company believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

SHARE OWNERSHIP OF PRINCIPAL SHAREHOLDERS, MANAGEMENT AND DIRECTORS OF FIRST COMPANY

          The following table shows, as of March 26, 2009, the beneficial ownership of First Company common stock by (i) each person known by First Company to be the beneficial owner more than 5% of First Company's outstanding common stock, (ii) each of First Company's directors and executive officers; and
(iii) all of First Company's directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

                                             SHARES          PERCENTAGE
NAME                                   BENEFICIALLY OWNED   OF CLASS(1)
----                                   ------------------   -----------
DIRECTORS AND EXECUTIVE OFFICERS
Richard S. Nelson                             2,462            29.5%
Julie M. Sullivan                             1,548            18.5%
Elsie M. Nelson QTIP Trusts                   2,066            24.7%
Elsie M. Nelson                                 485             5.8%
Richard T. Nelson                               576             6.9%
Robert A. Nelson                                576             6.9%
David R. Reetz                                    1             .01%
Douglas V. Nissen                                31             .37%
Gary L. Mills                                     1             .01%
Jack Turnell                                      1             .01%
Colin Simpson                                     1             .01%
Joel Revill                                      13             .16%
Victor Riley                                      1             .01%
Brad Bonner                                       1             .01%
ALL DIRECTORS AND EXECUTIVE OFFICERS
   AS A GROUP (14 PERSONS)                    5,262             63%

                     DESCRIPTION OF GLACIER'S CAPITAL STOCK

          Glacier's authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

          Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol "GBCI."

          Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities.

          For additional information concerning Glacier's capital stock, see "Comparison Of Certain Rights Of Holders Of Glacier And First Company Common Stock."

                   COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
                     GLACIER AND FIRST COMPANY COMMON STOCK

          Montana law and Glacier's articles of incorporation and bylaws govern the rights of Glacier shareholders and will govern the rights of First Company shareholders, who will become shareholders of Glacier as a result of the merger. The rights of First Company shareholders are currently governed by Wyoming law and by First Company's articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and First Company shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also "Where You Can Find More Information About Glacier."

GENERAL

          Under its articles of incorporation, Glacier's authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

          Under its articles of incorporation, First Company's authorized capital consists of 50,000 shares of common stock, no par value per share.

          The following is a more detailed description of Glacier's and First Company's capital stock.

COMMON STOCK

          As of December 31, 2008, there were 61,331,273 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 1,548,219 shares of Glacier common stock under Glacier's employee and director stock option plans.

          As of December 31, 2008, there were 8,357 shares of First Company common stock issued and outstanding.

PREFERRED STOCK

          As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

          First Company's authorized capital does not include preferred stock.

DIVIDEND RIGHTS

          Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

          The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

          Distributions may be paid on First Company common stock as and when declared by the First Company board of directors out funds legally available for the payment of dividends.

VOTING RIGHTS

          All voting rights are currently vested in the holders of Glacier common stock and First Company common stock, with each share being entitled to one vote.

          The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of First Company provide that shareholders do not have cumulative voting rights in the election of directors or for any other purpose.

PREEMPTIVE RIGHTS

          Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

          First Company's shareholders do not have preemptive rights to acquire additional unissued or treasury shares of First Company or securities convertible into shares or carrying stock purchase warrants or privileges.

LIQUIDATION RIGHTS

          If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

          If First Company is liquidated, the holders of First Company common stock are entitled to share, on a pro rata basis, First company's remaining assets after provision for liabilities.

          All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of First Company's common stock are fully paid and nonassessable.

AMENDMENT OF ARTICLES AND BYLAWS

          The Montana Business Corporation Act ("MBCA") authorizes a corporation's board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier's bylaws.

          The articles of incorporation of First Company provide that amendment to such articles of incorporation must be approved by the vote of a majority of the shares of each class entitled vote on the action. The bylaws of

First Company provide that except as otherwise provide by law, the articles of incorporation or by specific provisions of the bylaws, such bylaws may be amended, supplemented or repealed by the board of directors.

APPROVAL OF CERTAIN TRANSACTIONS

          The MBCA does not contain any "anti-takeover" provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier's articles of incorporation contain a provision requiring that specified transactions with an "interested shareholder" be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier's board of directors, or (ii) certain price and procedural requirements are satisfied. An "interested shareholder" is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier's voting stock.

          First Company's articles of incorporation do not contain any anti-takeover provisions.

BOARD OF DIRECTORS - NUMBER OF DIRECTORS

          Glacier's articles of incorporation provide that the number of directors may not be less than seven or more than 17. Glacier's board currently consists of 10 members, each of whom is currently serving an annual term.

          First Company's articles of incorporation provide that the number of directors may not be less than 3. The board of directors of First Company currently consists of 9 members, each of whom is currently serving an annual term.

INDEMNIFICATION AND LIMITATION OF LIABILITY

          Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation's articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier's bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name if the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

RESTRICTION ON TRANSFER OF SHARES

          Neither Glacier's articles of incorporation nor bylaws provide any specific limitations on the ability to transfer Glacier shares, nor require the company's shares to bear a restrictive legend.

          First Company Articles of Incorporation, Article Ten states the following:

          CORPORATION GIVEN FIRST OPTION TO PURCHASE STOCK. It is hereby expressly provided that no person shall be eligible to be a stockholder of this corporation except the original stockholders, their heirs or persons designated by the board of directors.

          Shares of stock in this corporation shall not be transferred or sold until the sale or transfer shall have been reported to the board of directors and approved by them.

          The corporation shall have the prior option to purchase such shares involved in said sale or transfer from any shareholder, including, but not limited to, individuals, partnerships, corporations, trusts or other entities.

          In the event of death of any shareholder who is not a director of the corporation, the corporation shall have the prior option to purchase the shares from the shareholder's estate, heirs, or other holder at any time the shares are offered for sale.

          The company's shares bear a restrictive legend with regard to the transfer restrictions.

POTENTIAL "ANTI-TAKEOVER" PROVISIONS

          Glacier's articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions consist of a requirement that any "Business Combination" (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

          In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

          The "supermajority" approval requirement for certain business transactions and the availability of Glacier's preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier's shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier's shareholders.

          First Company's articles of incorporation do not contain "anti-takeover" provisions.

                              CERTAIN LEGAL MATTERS

          The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., Kalispell, Montana.

                                     EXPERTS

          The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the report of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

                WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

          Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

          Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to First Company shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of First Company for the First Company special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

          The SEC allows Glacier to "incorporate by reference" information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Glacier and its finances:

          -    Annual Report on Form 10-K for the year ended December 31, 2008;

          -    Proxy Statement for Glacier's 2009 Annual Meeting of
               Shareholders; and

          - Current Reports on Form 8-K filed January 14, 2009; January 30, 2009; and February 10, 2009.

          Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of First Company shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

          YOU CAN OBTAIN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE THROUGH GLACIER OR THE SEC. YOU CAN OBTAIN THE DOCUMENTS FROM THE SEC, AS DESCRIBED ABOVE. THESE DOCUMENTS ARE ALSO AVAILABLE FROM GLACIER WITHOUT CHARGE, EXCLUDING EXHIBITS UNLESS GLACIER HAS SPECIFICALLY INCORPORATED SUCH EXHIBITS BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. YOU MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM FROM GLACIER AT 49 COMMONS LOOP, KALISPELL, MONTANA 59901, TELEPHONE NUMBER
(406) 751-4703, ATTN: LEEANN WARDINSKY, CORPORATE SECRETARY. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM GLACIER, PLEASE DO SO BY APRIL 23, 2009 TO RECEIVE THEM BEFORE THE FIRST COMPANY SPECIAL SHAREHOLDERS MEETING. CERTAIN REPORTS CAN ALSO BE FOUND ON GLACIER'S WEBSITE AT WWW.GLACIERBANCORP.COM.

          Glacier has supplied all of the information concerning it contained in this proxy statement/prospectus, and First Company has supplied all of the information concerning it.

          You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated March 31, 2009. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to First Company shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

                                                                      APPENDIX A

================================================================================

                          PLAN AND AGREEMENT OF MERGER

                                      AMONG

                              GLACIER BANCORP, INC.

                                FIRST COMPANY AND
                           FIRST NATIONAL BANK & TRUST

                          DATED AS OF FEBRUARY 6, 2009

================================================================================

                          PLAN AND AGREEMENT OF MERGER
                                      AMONG
                             GLACIER BANCORP, INC.,
                  FIRST COMPANY AND FIRST NATIONAL BANK & TRUST

     This Plan and Agreement of Merger (the "Agreement"), dated as of February 6, 2009, is made by and between GLACIER BANCORP, INC. ("GBCI"), FIRST COMPANY and FIRST NATIONAL BANK & TRUST (the "Bank").

                                    PREAMBLE

     The management and boards of directors of GBCI and First Company believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

                                    RECITALS

A.   THE PARTIES.

     (1) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). GBCI's principal office is located in Kalispell, Montana.

     (2) First Company is a corporation duly organized and validly existing under Wyoming law and is a registered bank holding company under the BHC Act. First Company's principal office is located in Powell, Wyoming. First Company owns all of the outstanding capital stock of the Bank.

     (3) The Bank is a national banking association duly organized and validly existing under the laws of the United States of America with its principal office located in Powell, Wyoming. In addition to its principal office, the Bank maintains branch offices in Cody and Lovell.

B. THE TRANSACTION. On the Effective Date, (i) First Company will merge with and into GBCI, with GBCI as the surviving entity, and (ii) the Bank will become a wholly owned subsidiary of GBCI.

C. BOARD APPROVALS. The respective boards of directors of GBCI, First Company and the Bank have approved this Agreement and authorized its execution and delivery.

D.   OTHER APPROVALS. The Merger is subject to:

     (1)  Satisfaction of the conditions described in this Agreement;

     (2)  Approval by First Company's shareholders; and

     (3) Approval or acquiescence, as appropriate, by the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Wyoming State Banking Commissioner and any other agencies having jurisdiction over the Merger.

E. EMPLOYMENT AGREEMENT. First Company and its President, Richard T. Nelson, have entered into an employment agreement which will take effect as of the Effective Date.

F. DIRECTOR AND SHAREHOLDER AGREEMENTS. In connection with the parties' execution of this Agreement, certain directors of First Company and the Bank, and each principal shareholder of First Company, has entered into agreements, the forms of which have been approved by GBCI, pursuant to which, among other things, each agrees to vote his shares of First Company capital stock in favor of the actions contemplated by this Agreement and to refrain from competing with GBCI and/or the Bank and their respective successors for a period of time.

G. INDEMNIFICATION AGREEMENTS. First Company's principal shareholders, acting on their own behalf and on behalf of a Wyoming limited liability company to be formed by or for the benefit of them ("Newco"), have entered into an indemnification agreement with GBCI regarding certain pre-closing distributions of First Company and Newco, as well as certain tax and litigation matters, which agreement will take effect as of the Effective Date (the "INDEMNIFICATION AGREEMENT").

H. FAIRNESS OPINION. First Company has received from Sheshunoff & Company ("SHESHUNOFF") an opinion to the effect that the Merger Consideration is fair from a financial point of view to First Company's shareholders.

                                    AGREEMENT

     In consideration of the mutual agreements set forth in this Agreement, GBCI, First Company and the Bank agree as follows:

                                   DEFINITIONS

     The following capitalized terms used in this Agreement will have the following meanings:

     "Acquisition Event" means any of the following: (i) a merger, consolidation or similar transaction involving First Company, its Subsidiaries or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of First Company or any of its Subsidiaries representing 25% or more of the consolidated assets of First Company and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of First Company or its Subsidiaries, in each case with or by a person or entity other than GBCI or one of its Subsidiaries.

     "Acquisition Proposal" has the meaning assigned to such term in Section 4.1.10.

     "Agreement" means this Plan and Agreement of Merger.

     "ALLL" means allowance for possible loan and lease losses.

     "Asset Classification" has the meaning assigned to such term in Section 3.1.15.

     "Bank" means First National Bank & Trust, a national banking association that has its principal office in Powell, Wyoming and is wholly owned by First Company.

     "Bank Divestiture" has the meaning assigned to such term in Section
4.1.3(i).

     "Bank Financial Statements" means the Bank's (i) unaudited balance sheets as of December 31, 2008, 2007, 2006 and 2005 and the related unaudited statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2008, 2007, 2006 and 2005; and (ii) the Subsequent Bank Financial Statements.

     "BHC Act" has the meaning assigned to such term in Recital A.

     "Break-Up Fee" has the meaning assigned to such term in Section 7.7.

     "Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana and the State of Wyoming are required by law to remain closed.

     "WBCA" means the Wyoming Business Corporation Act.

     "Certificate" has the meaning assigned to such term in Section 1.6.1.

     "Closing" means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

     "Closing Capital Differential" has the meaning assigned to such term in
Section 1.2.2(i).

     "Compensation Plans" has the meaning assigned to such term in Section
3.1.19.

     "Daily Sales Price" has the meaning assigned to such term in Section
1.3(i).

     "Determination Date" has the meaning assigned to such term in Section 1.3(ii).

     "Effective Date" means the date on which the Merger takes place, as more fully specified in Section 2.1.

     "Employees" has the meaning assigned to such term in Section 3.1.19.

     "Environmental Laws" has the meaning assigned to such term in Section
3.1.7.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" means, with respect to First Company, any other entity that is considered one employer with First Company under Section 4001 of ERISA or Section 414 of the IRC.

     "Exchange Act" has the meaning assigned to such term in Section 3.1.5.

     "Exchange Agent" means American Stock Transfer and Trust Co.

     "Exchange Fund" has the meaning assigned to such term in Section 1.5.

     "Excluded Assets" means (i) the Loan Participations, (ii) the membership or other interests held by First Company or the Bank in Newco or such other entity or entities holding the Loan Participations prior to Closing, (iii) all First Company investments other than cash equivalents and First Company's ownership interests in its statutory trust subsidiaries, (iv) the membership or other interests held by the Bank in community development limited liability companies, and (v) any non-cash value received by the Bank in consideration of the Loan Participations. As of the Execution Date, the assets that are anticipated to be Excluded Assets are set forth on Schedule 1.

     "Execution Date" means the date of this Agreement.

     "Executive Officers," with respect to GBCI, means Michael J. Blodnick and Ronald Copher.

     "Executive Officers," with respect to First Company means Richard S. Nelson, Richard T. Nelson and Robert A. Nelson and with respect to the Bank means Richard S. Nelson, Richard T. Nelson, Robert A. Nelson, Douglas V. Nessen, David R. Reetz, Gary L. Mills, Robert P. Golden and Andrew T. Penfield.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve" means the Board of Governors of the Federal Reserve
System.

     "First Company Capital" means First Company's capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, applied on a consistent basis for financial institutions, after giving effect to
(a) the payment of all First Company Transaction Fees and severance obligations,
(b) the Pre-Closing Distributions, (c) the capital contribution to be made by GBCI to the Bank pursuant to Section 2.4, (d) adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on the First Company or Bank balance sheet, (e) amounts received by the Bank in cash after the Execution Date and applied to the principal balance of the Loan Participations prior to Closing, (f) the exclusion of any intangible assets, and (g) the amount by which the Bank's ALLL at Closing exceeds Five Million Dollars ($5,000,000), if applicable.

     "First Company Closing Capital" has the meaning assigned to such term in
Section 4.12.

     "First Company Contract" has the meaning assigned to such term in Section 3.1.2.

     "First Company Financial Statements" means First Company's (i) unaudited consolidated balance sheets as of December 31, 2008, 2007, 2006 and 2005 and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2008, 2007, 2006 and 2005; and (ii) the Subsequent First Company Financial Statements.

     "First Company Meeting" has the meaning assigned in Section 4.2.2.

     "First Company Stock" means the shares of First Company no par value stock issued and outstanding from time to time.

     "First Company Transaction Fees" means all costs and expenses incurred by First Company or the Bank or owed or paid by First Company or the Bank to investment advisors, independent accountants, legal counsel, printers and other professional advisors in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger.

     "GAAP" means United States generally accepted accounting principles.

     "GBCI" is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

     "GBCI Average Closing Price" has the meaning assigned to such term in
Section 1.3(iii).

     "GBCI Common Stock" means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

     "GBCI Contract" has the meaning assigned to such term in Section 3.2.2.

     "GBCI Financial Statements" means GBCI's (i) audited consolidated balance sheets as of December 31, 2007, 2006 and 2005 and the related audited consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2007, 2006 and 2005; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2007 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders' equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

     "GBCI Shares" means the shares of GBCI Common Stock to be issued to the holders of First Company Stock as Merger Consideration in accordance with
Section 1.2.2.

     "Hazardous Substances" has the meaning assigned to such term in Section 3.1.7.

     "Indemnification Agreement" has the meaning assigned to such term in Recital G.

     "Independent Accountants" has the meaning assigned to such term in Section 4.12.

     "IRC" means the Internal Revenue Code of 1986, as amended.

     "Knowledge" has the following meanings: (i) First Company will be deemed to have "Knowledge" of a particular fact or matter if any Executive Officer of First Company or the Bank has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of First Company's and the Bank's business that are under such individual's general area of responsibility; and (ii) GBCI will be deemed to have "Knowledge" of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI's business that are under such individual's general area of responsibility.

     "Leased Real Property" means the real properties subject to Leases as identified in Schedule 3.1.6.

     "Leases" means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 3.1.6 to this Agreement.

     "Liens" means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

     "Loan Participations" means the loans and loan participations identified on
Schedule 2.

     "Material Adverse Effect" with respect to a Person means an effect that:
(i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole;
(ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, (b) acts of terrorism or war; (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP; (d) any modifications or changes made by First Company to its or its Subsidiaries' general business practices or policies as may be required by GBCI so as to be consistent with the practices or policies of GBCI;
(e) actions or omissions of a party taken with the prior consent of the other, in contemplation of the transactions contemplated hereby, as required or permitted hereunder, as required under any regulatory approval received in connection with the Merger or which have been waived in writing by the other party; (f) distributions of the Excluded Assets; or (g) charge-off or other adjustments of the Loan Participations.

     "MBCA" means the Montana Business Corporations Act, as amended.

     "Merger" means the merger of First Company with and into GBCI.

     "Merger Consideration" means the aggregate consideration contemplated by
Section 1.2.2.

     "Newco" has the meaning assigned to such term in Recital G.

     "Pension Plan" has the meaning assigned to such term in Section 3.1.19.

     "Per Share Cash Consideration" has the meaning assigned to such term in
Section 1.2.2(ii).

     "Per Share Stock Consideration" has the meaning assigned to such term in
Section 1.2.2(iii).

     "Person" includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

     "Plan" has the meaning assigned to such term in Section 3.1.19.

     "Pre-Closing Distributions" has the meaning assigned to such term in
Section 4.1.2(ii)(4).

     "Properties," with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to First Company, Real Property.

     "Proposed Dissenting Shares" means those shares of First Company Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 17-16-1321 of the WBCA.

     "Prospectus/Proxy Statement" means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of First Company in connection with their consideration and approval of the Merger.

     "Real Property" means any real property that First Company or the Bank owns in fee title, other than "other real estate owned."

     "Registration Statement" has the meaning assigned to such term in Section 4.2.1.

     "Reports" has the meaning assigned to such term in Section 3.1.5.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" has the meaning assigned to such term in Section 3.1.5.

     "Securities Laws" has the meaning assigned to such term in Section 3.1.5.

     "Sheshunoff" means Sheshunoff & Company.

     "Subject Property" has the meaning assigned to such term in Section 3.1.7.

     "Subsequent Bank Financial Statements" means the Bank's unaudited balance sheets and related statements of income and shareholders' equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

     "Subsequent First Company Financial Statements" means First Company's unaudited consolidated balance sheets and related consolidated statements of income and shareholders' equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

     "Subsidiary" with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

     "Superior Proposal" means, with respect to First Company and/or the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary(A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving First Company or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of First Company or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the First Company Stock or the Bank's outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of First Company in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

     "Termination Date" means July 31, 2009.

     "Termination Fee" has the meaning assigned to such term in Section 7.5.

     "Title Companies" has the meaning assigned to such term in Section 4.1.11.

     "Total Cash Consideration" has the meaning assigned to such term in Section 1.1(i).

     "Total Stock Consideration" has the meaning assigned to such term in
Section 1.1(ii).

     "Trading Day" has the meaning assigned to such term in Section 1.3(iv).

                                   SECTION 1.
                              TERMS OF TRANSACTION

1.1 EFFECT OF MERGER. Upon Closing of the Merger, pursuant to the provisions of the MBCA and the WBCA, all shares of First Company Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of First Company Stock, be converted into the right to receive in the aggregate:

          (i) $450,000 in cash (the "Total Cash Consideration"), which is subject to adjustment pursuant to Section 1.2.2(ii); and

          (ii) 100,000 shares of GBCI Common Stock (the "Total Stock Consideration"), which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2.

     First Company intends for federal income tax purposes that (a) the Merger will qualify as a reorganization with the meaning of Section 368(a)(1)(A) of the IRC, (b) this Agreement will constitute a "plan of reorganization" for purposes of Section 1.368-2(g) of the Treasury Regulations promulgated under the IRC, and (c) the parties to this Agreement are parties to a reorganization within the meaning of Section 368(b) of the IRC. From and after the date of this Agreement, each party shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken or fail to take any action which action or failure to act could prevent the Merger from qualifying as, a reorganization within the meaning of Section 368(a)(1) of the IRC; provided, however, that GBCI shall not be required to incur any additional costs in connection with such efforts or actions.

1.2 MERGER CONSIDERATION. Subject to the provisions of this Agreement, on the Effective Date:

     1.2.1 OUTSTANDING GBCI COMMON STOCK. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

     1.2.2 OUTSTANDING FIRST COMPANY STOCK. Each share of First Company Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from GBCI (i) the Per Share Cash Consideration and (ii) the Per Share Stock Consideration (the "Merger Consideration"). For purposes of this Agreement, the following terms have the following meanings:

          (i) "Closing Capital Differential" means the positive or negative difference between the First Company Closing Capital and $15,250,000.

          (ii) "Per Share Cash Consideration" means $450,000 increased or decreased, as the case may be, by the amount of any Closing Capital Differential, divided by the number of shares of First Company Stock outstanding on the Effective Date.

          (iii) "Per Share Stock Consideration" means the number of shares of GBCI Common Stock determined by dividing the Total Stock Consideration by the number of shares of First Company Stock outstanding on the Effective Date.

1.3 NO FRACTIONAL SHARES. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of First Company Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends. For purposes of this Agreement, the following terms have the following meanings:

          (i) "Daily Sales Price" for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

          (ii) "Determination Date" means the fifth (5th) Business Day immediately preceding the Effective Date.

          (iii) "GBCI Average Closing Price" means the average Daily Sales Price of GBCI Common Stock for the ten (10) Trading Days immediately preceding the Determination Date.

          (iv) "Trading Day" means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.4 PAYMENT TO DISSENTING SHAREHOLDERS. Proposed Dissenting Shares will have the rights provided by Article 13 of the WBCA.

1.5 DEPOSIT OF CASH AND SHARES. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing First Company Stock, for exchange in accordance with this Section 1.5, (i) certificates representing the GBCI Shares; (ii) the aggregate cash consideration for payment of the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the "Exchange Fund."

1.6  CERTIFICATES.

     1.6.1 LETTER OF TRANSMITTAL. On the business day after the Closing, GBCI will cause the Exchange Agent to mail to each holder of record of a certificate evidencing First Company Stock shares (a "Certificate") a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.6.2.

     1.6.2 SURRENDER OF CERTIFICATES. Subject to Section 1.4, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (and cash for fractional shares). Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.6.1 and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing GBCI Common Stock; (ii) a check or, at the election of the First Company shareholder, a wire transfer (but only if the amount of cash included in that shareholder's Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2.2; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

     1.6.3 ISSUANCE OF CERTIFICATES IN OTHER NAMES. Any person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (1) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing GBCI Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.

     1.6.4 LOST, STOLEN, AND DESTROYED CERTIFICATES. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder's portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns First Company Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit or security the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or GBCI may require.

     1.6.5 RIGHTS TO DIVIDENDS AND DISTRIBUTIONS. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date after the Effective Date, unless the holder
          (1) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (2) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of First Company Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of GBCI Shares into which the holder's First Company Stock was converted at the Effective Date.

     1.6.6 CHECKS IN OTHER NAMES. Any person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent's satisfaction the right to receive this cash.

     1.6.7 UNDELIVERED CERTIFICATES. Any portion of the Exchange Fund that remains unclaimed by shareholders of First Company on a date that is six months after the Effective Date may be paid to GBCI, at GBCI's election. To the extent so paid, holders of First Company Stock who have not, prior to such time, complied with the provisions of this
          Section 1.6 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of First Company Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor First Company will be liable to any holder of First Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                                   SECTION 2.
                             CLOSING OF TRANSACTION

2.1 EFFECTIVE DATE. The Merger shall be consummated by the filing with and acceptance by the Montana Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and First Company agree upon a different date, the Effective Date will occur on the date of Closing. If the Effective Date does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Termination Date, either party may terminate this Agreement in accordance with Section 7.1.

2.2 EVENTS OF CLOSING. Closing shall occur within five (5) business days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by
     Section 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3 MANNER AND TIME OF CLOSING. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

2.4 CAPITAL CONTRIBUTION. GBCI has reasonably determined that a capital contribution of $15,300,000 (less any amounts received by the Bank in cash after the date hereof and applied to the principal balance of the Loan Participations prior to Closing) will adequately capitalize the Bank as of Closing, and GBCI will make such capital contribution to the Bank upon Closing.

                                   SECTION 3.
                         REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES OF FIRST COMPANY AND THE BANK. Each of First Company and the Bank represents and warrants to GBCI that, except as disclosed in a Schedule to this Agreement:

     3.1.1 ORGANIZATION AND GOOD STANDING. First Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, statutory trust, limited liability company or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or formation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of its Subsidiaries, are listed in Schedule 3.1.1.

     3.1.2 CORPORATE AUTHORITY. Its execution, delivery and performance of this Agreement does not and will not, and its consummation of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation, articles of association or bylaws; (2) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it or any of its Subsidiaries is bound or to which it or any of its Subsidiaries is a party (collectively, the "First Company Contracts"); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the First Company Contracts. Schedule 3.1.2 contains a list of all consents First Company or the Bank must obtain from third parties under any First Company Contracts before consummation of the Merger, the failure of which to obtain would have a Material Adverse Effect.

     3.1.3 CAPITAL STOCK.

          (i) The authorized capital stock of First Company consists of 50,000 shares of First Company Stock, no par value per share. A total of 8,357 shares of First Company Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable.

          (ii) The authorized capital stock of the Bank consists of 5,000 shares of common stock, par value $100 per share. A total of 5,000 shares of Bank Common Stock are issued and outstanding as of the date of this Agreement, all of which are owned by First Company free and clear of all liens, claims, encumbrances and restrictions on transfer, other than (a) as disclosed on Schedule
               3.1.3 or (b) the restrictions imposed by applicable federal and state securities laws, and all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under 12 U.S.C. Section 55 and 12 U.S.C. Section 1831o.

          (iii) No shares of First Company Stock are reserved for issuance except as set forth in Schedule 3.1.3. Except as set forth in
               Schedule 3.1.3, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of First Company or its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither First Company nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

     3.1.4 SUBSIDIARIES; INVESTMENTS.

          (i) Other than Newco and except as disclosed in Schedule 3.1.4(a), First Company has no Subsidiaries other than the Bank, and the Bank has no Subsidiaries. Except as disclosed in Schedule 3.1.4(a), the shares of capital stock of each of First Company's Subsidiaries other than the Bank are owned by First Company free and clear of all liens, claims, encumbrances and restrictions on transfer.

          (ii) Schedule 3.1.4(a) lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by First Company or the Bank. All such investments comply with all applicable laws and regulations, including without limitation the BHC Act.

     3.1.5 REPORTS AND FINANCIAL STATEMENTS.

          (i) Filing of Reports. Since January 1, 2003, each of First Company and the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the OCC, (3) the Wyoming State Banking Commissioner and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

          (ii) Delivery to Other Party of Reports. First Company has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its "Reports") under the Securities Act of 1933, as amended ("Securities Act"), the Securities Exchange Act of 1934, as amended ("Exchange Act"), and state securities and "Blue Sky" laws (collectively, the "Securities Laws") filed, used or circulated by it or the Bank with respect to periods since January 1, 2003, through the Execution Date.

          (iii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (iv) Financial Statements. Each of First Company's and the Bank's balance sheets included in the First Company Financial Statements and the Bank Financial Statements, respectively, fairly presents (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of First Company and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders' equity included in the First Company Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders' equity and cash flows, as the case may be, of First Company and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

     3.1.6 PROPERTIES.

          (i) First Company and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the First Company Financial Statements or in Schedule 3.1.6, First Company and/or one of its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the First Company Financial Statements as being owned or leased by any of them as of the Execution Date. To the Knowledge of First Company, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

          (ii) To the Knowledge of First Company, all buildings and all fixtures, equipment and other property and assets that are material to First Company's business on a consolidated basis are owned by it or one of its Subsidiaries or are held under leases or subleases by it or one of its Subsidiaries, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or by general equitable principles).

          (iii) Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

          (iv) First Company has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property.

     3.1.7 ENVIRONMENTAL MATTERS.

          (i) For purposes of this Section 3.1.7, the following definitions apply:

               (1) "Subject Property" with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

               (2) "Environmental Laws" means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between First Company or any of its Subsidiaries and any Governmental Entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or
                    (ii) the protection of human health or the environment.

               (3) "Hazardous Substances" means any substance, material or waste that is (a) defined as a "hazardous substance" in 42 USC Section 9601(14), (b) defined as a "pollutant or contaminant" in 33 USC Section 1362(6), (c) defined as a "hazardous waste" in 42 USC Section 6903(5), or (d) petroleum or a petroleum product or any other substance defined as "hazardous,"

                    "dangerous" or "toxic" under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by First Company and/or its Subsidiaries for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

          (ii) To the Knowledge of First Company, (A) except as disclosed in
               Schedule 3.1.7, First Company, its Subsidiaries and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and (B) no circumstances exist that would result in a material violation of such Environmental Laws.

          (iii) Except as disclosed in Schedule 3.1.7, none of the following exists, and to First Company's Knowledge, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving First Company, any of its Subsidiaries or any Subject Property, the occurrence or existence of which would result in a Material Adverse Effect, relating to:

               (1) an asserted liability of First Company or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

               (2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

               (3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

               (4) personal injuries or damage to the Subject Property related to or arising out of the release of Hazardous Substances.

          (iv) Except as disclosed in Schedule 3.1.7, to the Knowledge of First Company, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws (except where the failure to be in full compliance would not have a Material Adverse Effect). With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither First Company nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material, the existence of which would have a Material Adverse Effect. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws (except where failure to be in compliance would not have a Material Adverse Effect).

          (v)  To the Knowledge of First Company, except as disclosed in
               Schedule 3.1.7, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

          (vi) Except as disclosed in Schedule 3.1.7, no condition from, on or under the Subject Property exists with respect to the Subject Property which would have a Material Adverse Effect that would require remediation under applicable Environmental Laws.

     3.1.8 TAXES.

          (i) All tax returns and reports required by law to be filed by First Company and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon First Company or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid, of which the failure to file or pay would have a Material Adverse Effect. The federal income portion of such taxes have been paid in full as indicated in the tax returns of First Company and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP, of which the failure to pay or provide for on the balance sheet would have a Material Adverse Effect. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of First Company and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

          (ii) First Company (and any predecessor of First Company) has been a validly electing S corporation within the meaning of IRC
               Section 1361 and Section 1362 at all times since January 1, 1998 and will be a validly election S corporation up to the time of the Closing.

          (iii) The Bank has been a "qualified subchapter S subsidiary" within the meaning of IRC Section 1361(b)(3)(B) at all times since January 1, 1998 and will be a "qualified subchapter S subsidiary" up to the time of the Closing. First Company does not own shares of stock in any corporation, other than the Bank, that is eligible to make an election under IRC Section 1361(b)(3)(B)(ii) to be treated as a "qualified subchapter S subsidiary."

          (iv) First Company has no liability for any tax under IRC Section 1374. Neither First Company nor any "qualified subchapter S subsidiary" of First Company has, in the past 10 years, other than as disclosed on Schedule 3.1.8(iv), (A) acquired assets from another corporation in a transaction in which First Company's tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor, or (B) acquired the stock of any corporation that is a "qualified subchapter S subsidiary."

     3.1.9 ABSENCE OF REGULATORY ACTION. Neither First Company nor any of its Subsidiaries is in violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers), which violation is reasonably likely to have a Material Adverse Effect on First Company or any of its Subsidiaries. Other than as disclosed on Schedule 3.1.9, neither First Company nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.1.10 MATERIAL AGREEMENTS.

          (i) Except for arrangements made after the date and in accordance with the terms of this Agreement, First Company and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and
               (2) has not been set forth in Schedule 3.1.10.

          (ii) Neither First Company nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, which default would result in a Material Adverse Effect.

     3.1.11 COMPLIANCE WITH LAWS. Other than as disclosed on Schedule 3.1.11, First Company and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit First Company or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of First Company, no suspension or cancellation of any of them is threatened.

     3.1.12 KNOWLEDGE AS TO CONDITIONS. Other than as disclosed on Schedule 3.1.12, First Company knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

     3.1.13 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, (i) First Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on First Company or any of its Subsidiaries.

     3.1.14 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to First Company or its Subsidiaries in this Agreement (or in the Schedules to this

          Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

     3.1.15 ASSET CLASSIFICATION.

          (i) Schedule 3.1.15 sets forth a list, accurate and complete, as of December 31, 2008 except as otherwise expressly noted, and separated by category of classification or criticism ("Asset Classification"), of the aggregate amounts of loans, extensions of credit and other assets of First Company and its Subsidiaries that have been criticized or classified by any internal audit conducted by First Company, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

          (ii) Except as shown in Schedule 3.1.15, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or words of similar effect as of December 31, 2008 are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by First Company or its Subsidiaries before the date of this Agreement.

     3.1.16 LITIGATION. Except as disclosed in Schedule 3.1.16, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against First Company or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger, and, to the Knowledge of First Company, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

     3.1.17 INSURANCE. First Company and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors' and officers' liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.17 lists all directors' and officers' liability insurance policies and other material insurance policies maintained by First Company or its Subsidiaries.

     3.1.18 LABOR MATTERS. Neither First Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither First Company nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving First Company or its Subsidiaries is pending or, to First Company's Knowledge, threatened. First Company has no Knowledge of any activity involving its or the Bank's employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

     3.1.19 EMPLOYEE BENEFITS.

          (i) For purposes of this Agreement, "Plan" or "Plans", individually or collectively, means any "employee benefit plan," as defined in
               Section 3(3) of ERISA, maintained by First Company or its Subsidiaries, as the case may be. First Company and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

          (ii) Schedule 3.1.19 sets forth a list, as of the Execution Date, of
               (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and
               (b) all other material employee benefit plans that cover employees or former employees of First Company and its Subsidiaries (its "Compensation Plans"). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, "Employees"), including Plans and related amendments, have been made available to GBCI.

          (iii) All of its Plans covering Employees (other than "multi-employer plans" within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an "employee pension benefit plan" within the meaning of ERISA Section 3(2) ("Pension Plan") and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which First Company may rely, and First Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to First Company's Knowledge, threatened. Neither First Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC
               Section 4975 or ERISA Section 502(i) in an amount that would be material.

          (iv) All material contributions First Company or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the First Company Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an "accumulated funding deficiency" (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither First Company nor any of its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

          (v) Except as disclosed in the First Company Financial Statements or in Schedule 3.1.19, neither First Company nor any of its Subsidiaries has any obligations for retiree health and life benefits.

          (vi) No provision of the documents governing any Plan contains restrictions on the rights of First Company or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

          (vii) Except as disclosed in the First Company Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.19, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

          (viii) Except as disclosed in Schedule 3.1.19, neither First Company nor any of its Subsidiaries maintains an executive supplemental retirement plan or similar arrangement.

     3.1.20 BROKER'S OR FINDER'S FEES. Except for the fees of Sheshunoff deemed by First Company to be required to obtain a fairness opinion and related advice from Sheshunoff to effect the Merger pursuant to such agreement that has been disclosed to GBCI, no agent, broker, person or firm acting on behalf of First Company or the Bank, or under their authority, is or will be entitled to any commission, broker's, finder's or financial advisory fee in connection with the Merger.

3.2 REPRESENTATIONS AND WARRANTIES OF GBCI. Except as disclosed in a schedule to this Agreement, GBCI represents and warrants to First Company:

     3.2.1 ORGANIZATION AND GOOD STANDING. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

     3.2.2 CORPORATE AUTHORITY. The execution, delivery and performance by GBCI of this Agreement does not and will not, and the consummation by GBCI of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the "GBCI Contracts"); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the GBCI Contracts.

     3.2.3 CAPITAL STOCK.

          (i) The authorized capital stock of GBCI consists of 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. A total of 61,331,293 shares of GBCI Common Stock were issued and outstanding as of December 31, 2008, all of which were validly issued and are fully paid and nonassessable. As of December 31, 2008, options to acquire 2,628,609 shares of GBCI Common Stock have been granted and are outstanding.

          (ii) No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI's Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

     3.2.4 REPORTS AND FINANCIAL STATEMENTS.

          (i) Filing of Reports. Since January 1, 2003, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

          (ii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (iii) Financial Statements. Each of GBCI's balance sheets included in the GBCI Financial Statements and the unaudited balance sheet of GBCI provided to First Company as of December 31, 2008, have been prepared in conformity with GAAP and fairly present (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders' equity included in the GBCI Financial Statements and the unaudited statements of income, cash flows and shareholders' equity GBCI provided to First Company as of December 31, 2008, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI's reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders' equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

     3.2.5 FINANCING AND SHARES AVAILABLE. GBCI has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

     3.2.6 ABSENCE OF REGULATORY ACTION. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.2.7 KNOWLEDGE AS TO CONDITIONS. GBCI knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

     3.2.8 LITIGATION. Except as disclosed in GBCI's Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger.

     3.2.9 TAXES. All tax returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.2.10 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI or any of its Subsidiaries.

     3.2.11 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

                                   SECTION 4.
                    CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 CONDUCT OF FIRST COMPANY'S AND THE BANK'S BUSINESSES PRIOR TO CLOSING. First Company and the Bank covenant that, from the date of this Agreement and prior to Closing:

     4.1.1 AVAILABILITY OF BOOKS, RECORDS AND PROPERTIES.

          (i) With prior notice to First Company, subject to applicable law, the books, records, properties, contracts and documents of First Company and the Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. First Company and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

          (ii) Upon request by GBCI, First Company and the Bank will request that any third parties involved in the preparation or review of the First Company Financial Statements or First Company Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

     4.1.2 ORDINARY AND USUAL COURSE. Without prior written consent of GBCI, subject to applicable law and except (a) as required by the Wyoming State Banking Commissioner, the OCC, or the Federal Reserve (so long as GBCI receives prior written notice of such required action), or (b) with respect to the Excluded Assets, First Company and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

          (i) effect any stock split or other recapitalization with respect to First Company Stock or the shares of the Bank; issue (except for issuances upon exercise of SJ Options), redeem, pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

          (ii) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to First Company Stock or the shares of the Bank, or assets of the Company or the Bank; provided, however, that prior to the Effective Time, the Company or the Bank, as applicable, may:

               (1) declare and pay such cash dividends as necessary to pay First Company Transaction Fees consistent with this Agreement or as authorized by Section 4.12;

               (2)  declare and pay dividends from the Bank to First Company;

               (3) distribute to First Company's shareholders or their nominee the Excluded Assets; and

               (4) redeem shares of First Company Stock held of record by a Plan or a trustee of a Plan or by a director solely as qualifying shares (together with the distribution of the Excluded Assets, the "Pre-Closing Distributions").

          (iii) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business other than the Pre-Closing Distributions or pursuant to Section 4.1.3;

          (iv) solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

          (v) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $500,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed and will be deemed provided if GBCI has not responded to First Company's request for consultation within three (3) Business Days after GBCI's receipt of a loan package concerning the loan at issue;

          (vi) except for the transfer of the Leased Real Property, cancellation of Leases, foreclosures and satisfaction of obligations as contemplated by Section 4.1.11, acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days' advance notice;

          (vii) enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

          (viii) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

          (ix) enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Merger;

          (x) with respect to the Bank only, (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

          (xi) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

          (xii) other than as contemplated by Section 4.1.3, implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

          (xiii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP,
               (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

          (xiv) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

          (xv) enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

          (xvi) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

     4.1.3 FIRST COMPANY AND BANK PRE-CLOSING ACTIONS. Following execution of this Agreement and prior to Closing, First Company or the Bank, as applicable, shall:

          (i) sell or otherwise dispose of the Bank's residential mortgage servicing portfolio and its trust company and related business operations, which sale or disposition shall be completed prior to or effective as of the Closing on such terms as are reasonably acceptable to GBCI (the "Bank Divestiture");

          (ii) promptly seek regulatory approval for, and distribute or otherwise effect, the Pre-Closing Distributions; and

          (iii) maintain the Bank's ALLL at a level not less than $5,000,000.

     4.1.4 MAINTENANCE OF PROPERTIES. First Company and the Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

     4.1.5 PRESERVATION OF BUSINESS ORGANIZATION. Each of First Company and the Bank will use its commercially-reasonable efforts to:

          (i) Preserve its respective business organization (other than those matters subject to the Pre-Closing Distribution and the Bank Divestiture).

          (ii) Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with GBCI; provided, such efforts shall not require First Company or the Bank to adopt any bonus, severance, retention or similar agreement or plan.

          (iii) Preserve the goodwill of suppliers, customers and others with whom First Company and the Bank have business relations.

     4.1.6 SENIOR MANAGEMENT. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, First Company and the Bank will not make any change with respect to present management personnel having the rank of vice-president or higher.

     4.1.7 COMPENSATION. First Company and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by First Company or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with First Company's and the Bank's established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, First Company and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

     4.1.8 UPDATE OF FINANCIAL STATEMENTS. First Company will deliver unaudited balance sheets and related statements of income and shareholders' equity for (i) the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) First Company on a parent-only basis for each quarter ending after the Execution Date and before Closing or the Termination Date. The Subsequent First Company Financial Statements:

          (i) will be prepared from the books and records of First Company and its Subsidiaries;

          (ii) will present fairly the financial position and operating results of First Company and its Subsidiaries at the times indicated and for the periods covered;

          (iii) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

          (iv) will reflect all liabilities, contingent or otherwise, of First Company and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities known to First

               Company and not recorded on the Subsequent First Company Financial Statements will be disclosed in writing to GBCI.

     4.1.9 UPDATE SCHEDULES. From the date of this Agreement until Closing, First Company will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of First Company or its Subsidiaries to ensure that such Schedules remain materially accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of First Company's representations or warranties contained in this Agreement.

     4.1.10 ACQUISITION PROPOSAL. First Company agrees that neither it nor any of its Subsidiaries will, and First Company will direct and use its best efforts to cause its and its Subsidiaries' directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of First Company) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. First Company and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. First Company will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10. First Company will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with First Company or its Subsidiaries.

     4.1.11 STATUS OF TITLE/LEASEHOLD INTERESTS. First Company will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the "Title Companies"). These title commitments must show the current status of title to the Real Property. Within 15 days after the date on which First Company delivers all of the title reports to GBCI for its review, GBCI will inform First Company in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. First Company will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. First Company will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank main office or branch locations or as otherwise used by First Company or the Bank as of the date hereof. At Closing, if requested by GBCI, First Company will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and First Company, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title commitments as approved by GBCI.

     4.1.12 DIRECTORS' AND OFFICERS' LIABILITY. Before the Effective Date, First Company will notify its directors' and officers' liability insurers of the Merger and of all pending or, to First Company's Knowledge, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.4 and known to First Company, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

     4.1.13 REVIEW OF LOANS. First Company and the Bank will permit GBCI to conduct an examination of the Bank's loans to determine credit quality and the adequacy of its ALLL. GBCI will have continued access to the Bank's loans through Closing to update its examination. At GBCI's reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.15.

     4.1.14 CONTINUING REPRESENTATION AND WARRANTY. Neither First Company nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty in Section 3.1 to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2  REGISTRATION STATEMENT.

     4.2.1 PREPARATION OF REGISTRATION STATEMENT.

          (i) Within 30 days after the Execution Date, a Registration Statement on Form S-4 (together with any amendments or supplements, the "Registration Statement") will be filed by GBCI with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement ("Prospectus/Proxy Statement") to be mailed, together with any amendments and supplements thereto, to First Company's shareholders. Following filing, GBCI shall use all reasonable efforts to cause the Registration Statement to be effective and, if necessary, to amend and supplement the Registration Statement. GBCI shall, as soon as practical after the Execution Date, make all filings required to obtain all permits, authorizations, consents or approvals required under law, including all state securities laws, for the issuance of the shares of GBCI Stock to shareholders of First Company.

          (ii) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

          (iii) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the First Company Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and by or on behalf of First Company relating to First Company, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

          (iv) GBCI will pay all fees and costs associated with the preparation by GBCI's counsel (and other professional advisors) and the filing of the Registration Statement. First Company will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. First Company will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

     4.2.2 SUBMISSION TO SHAREHOLDERS.

          (i) GBCI and First Company will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

          (ii) First Company will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders' meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the "First Company Meeting"). The First Company Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to First Company's shareholders without objection by applicable governmental authorities. First Company's board of directors and officers will recommend approval of the Merger to First Company's shareholders.

4.3 SUBMISSION TO REGULATORY AUTHORITIES. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will use its best efforts to file such regulatory applications within 30 days following the date of execution of this Agreement. GBCI will provide copies of such applications for review by First Company prior to their submission to the applicable regulatory authorities. These applications are expected to include:

          (i) An application to the Federal Reserve and related filings regarding the Merger.

          (ii) An application to the Wyoming State Banking Commissioner and related filings regarding the Merger.

          (iii) Filings and coordination with the office of the Montana Secretary of State with respect to the Merger.

     Representatives of First Company will prepare and file with applicable regulatory agencies, applications for approvals, waivers of other actions deemed necessary or desirable, in the opinion of counsel, in order to effect the Pre-Closing Distributions. First Company will coordinate its efforts to file such regulatory applications with those of GBCI and, if so requested, shall provide GBCI with copies of such applications prior to their submission.

4.4 PUBLIC ANNOUNCEMENTS. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of First Company and GBCI.

4.5 CONSENTS. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or Holdings and First Company to consummate the Merger.

4.6 FURTHER ACTIONS. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.7  NOTICE. The parties will provide each other with prompt written notice of:

          (i) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

          (ii) The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

          (iii) In the case of First Company and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in
               Section 4.1.2.

4.8 CONFIDENTIALITY. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.


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

4.9  AVAILABILITY OF GBCI'S BOOKS, RECORDS AND PROPERTIES.

     (a) GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to First Company and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

     (b) At First Company's request, GBCI will request any third parties involved in the preparation or review of (1) GBCI Financial Statements or (2) any audits of GBCI's operations, loan portfolios or other assets, to disclose to First Company the work papers or any similar materials related to these items.

4.10 BLUE SKY FILINGS. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or "Blue Sky" permits and approvals.

4.11 CONDUCT OF GBCI'S BUSINESS BEFORE CLOSING. GBCI will:

          (i) provide First Company with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to GBCI;

          (ii) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

          (iii) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the GBCI Financial Statements, except for changes in such principles and practices required under GAAP.

4.12 FIRST COMPANY CLOSING CAPITAL. No later than the seventh (7th) Business Day before Closing, First Company shall calculate in good faith the estimated First Company Capital as of the Closing and shall provide GBCI with a copy of the proposed Subsequent First Company Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the First Company Capital, and any other documentation requested by GBCI for purposes of confirming the amount of such First Company Capital. GBCI shall review such materials and, within two (2) Business Days following receipt thereof, notify First Company as to whether GBCI accepts or disputes the amount of the First Company Capital. If GBCI disputes such calculation, it shall describe in its notice the specific changes or adjustments that must be made. If GBCI and First Company are unable to resolve such dispute through good faith negotiations within three
     (3) Business Days after delivery of GBCI's notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the "Independent Accountants"). The Independent Accountants shall determine and report in writing to GBCI and First Company the resolution of such disputed matters and the effect of such determinations on the calculation of the First Company Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and First Company mutually agree upon an different amount. The First Company Capital as of Closing, as determined and agreed upon in writing by GBCI and First Company in accordance with this Section 4.12, is the "First Company Closing Capital." The fees and disbursements of the Independent Accountants shall be shared equally by GBCI, on the one hand, and First Company, on the other hand, and with respect to First Company's portion, shall be deducted from the First Company Closing Capital.

4.13 BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by April 30, 2009, and in any case as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

                                   SECTION 5.
                            APPROVALS AND CONDITIONS

5.1 REQUIRED APPROVALS. The obligations of the parties to this Agreement are subject to the approval of this Agreement, the Merger and the Pre-Closing Distributions by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2 CONDITIONS TO OBLIGATIONS OF GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.2.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of First Company contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of First Company contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). First Company will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of First Company and dated as of Closing.

     5.2.2 COMPLIANCE. First Company will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. First Company will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of First Company and dated as of Closing.

     5.2.3 EFFECTIVENESS OF EMPLOYMENT AND INDEMNIFICATION AGREEMENTS. The employment agreement of Richard T. Nelson referenced in Recital E shall be in effect as of the Effective Date, and the Indemnification Agreement shall be in effect of the Effective Date with Newco and all principal shareholders of First Company.

     5.2.4 CLOSING CAPITAL AND FINANCIAL STATEMENTS. First Company will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of First Company Closing Capital pursuant to the terms of Section 4.12.

     5.2.5 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, and since the date of this Agreement, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to First Company or the Bank.

     5.2.6 FINANCIAL CONDITION. The following will be true and the certificate of First Company referred to in Section 5.2.2 will so state:

          (i)  The Bank's ALLL shall be at least $5,000,000.

          (ii) The First Company Closing Capital will not be less than $15 million.

     5.2.7 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.2.8 OPINION OF COUNSEL. Counsel to First Company will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to First Company and GBCI.

     5.2.9 REAL PROPERTY MATTERS. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

     5.2.10 CORPORATE AND SHAREHOLDER ACTION. Each of the following will have approved or ratified the Merger, as applicable:

          (i)  The Boards of Directors of First Company and the Bank;

          (ii) First Company, as sole shareholder of the Bank; and

          (iii) The shareholders of First Company.

     5.2.11 RESIGNATION OF DIRECTORS. The directors of First Company will have tendered their written resignations from the Board of Directors, to be effective upon consummation of the Merger.

     5.2.12 BANK DIVESTITURE AND PRE-CLOSING DISTRIBUTIONS. All necessary approvals for the Bank Divestiture and the Pre-Closing Distributions will have been obtained, and the Bank Divestiture and the Pre-Closing Distributions will have been completed in accordance therewith.

     5.2.13 FAIRNESS OPINION. First Company will have received from Sheshunoff an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to First Company's shareholders, to the effect that the Merger Consideration to be received by First Company shareholders is fair to such shareholders from a financial point of view.

     5.2.14 REGISTRATION STATEMENT. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

     5.2.15 NO CHANGE IN LOAN REVIEW. First Company will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under
          Section 4.1.13 will have revealed a change in either: (i) the information set forth in Schedule 3.1.15 or (ii) information revealed during GBCI's previous examinations of the Bank's loans, in either case which change constitutes a Material Adverse Effect.

5.3 CONDITIONS TO OBLIGATIONS OF FIRST COMPANY. All obligations of First Company pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.3.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of GBCI contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI will have delivered to First Company a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.2 COMPLIANCE. GBCI will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. GBCI will have delivered to First Company a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.3 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.3.4 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI.

     5.3.5 CORPORATE ACTION. The Board of Directors of GBCI will have approved the Merger:

     5.3.6 REGISTRATION STATEMENT; LISTING. The Registration Statement will have become effective as specified in Section 5.2.14, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

     5.3.7 BLUE SKY FILINGS. GBCI will have received the state securities laws or "Blue Sky" permits and approvals specified in Section 4.10.

     5.3.8 PAYMENTS TO THE EXCHANGE AGENT. GBCI will have deposited the Merger Consideration with the Exchange Agent.

     5.3.9 APPROVAL OF FIRST COMPANY SHAREHOLDERS. The shareholders of First Company will have approved the Merger by at least a two-thirds majority of all outstanding shares of First Company as required by the Articles of Incorporation of First Company.

     5.3.10 FAIRNESS OPINION. First Company will have received from Sheshunoff an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to First Company's shareholders, to the effect that the Merger Consideration to be received by First Company shareholders is fair to such shareholders from a financial point of view.

     5.3.11 CLOSING CAPITAL AND FINANCIAL CONDITION. The parties will have agreed upon the amount of First Company Closing Capital pursuant to the terms of Section 4.12, and the First Company Closing Capital will not be less than $15 million.

     5.3.12 BANK DIVESTITURE AND PRE-CLOSING DISTRIBUTIONS. All necessary approvals for the Bank Divestiture and the Pre-Closing Distributions will have been obtained.

                                   SECTION 6.
                        DIRECTORS, OFFICERS AND EMPLOYEES

6.1 DIRECTOR AND SHAREHOLDER AGREEMENTS; INDEMNIFICATION AGREEMENT. As a condition to the execution of this Agreement, (i) the directors and principal shareholders described in Recital F have entered into the written agreements described in Recital F, and (ii) the principal shareholders of First Company, on their own behalf and on behalf of Newco, have entered into the Indemnification Agreement, each case on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2 EMPLOYMENT CONTRACT. As a condition to the execution of this Agreement, the employment agreement described in Recital E have been executed on or before the Execution Date. Such agreement will take effect at the Effective Date.

6.3  EMPLOYEE BENEFIT ISSUES.

     6.3.1 COMPARABILITY OF BENEFITS. GBCI intends that its current personnel policies will apply to any current employees of First Company and the Bank who are retained after Closing. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI in accordance with and subject to the terms of such plans.

     6.3.2 TREATMENT OF PAST SERVICE. For purposes of such participation, current employees' prior service with First Company and/or the Bank will constitute prior service with GBCI for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the GBCI Severance Plan for Employees in effect at the time of any termination).

     6.3.3 NO CONTRACT CREATED. Nothing in this Agreement will give any employee a right to continuing employment.

     6.3.4 TERMINATION OF FIRST COMPANY PLAN. First Company may terminate the employee stock ownership plan upon notice to, but not consent of, GBCI.

6.4  INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS. For a period of four
     (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of First Company and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys' fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement (but excluding, however, to the extent such officer or director is an indemnifying party under the Indemnification Agreement, any claims for indemnification made against such former director or officer pursuant thereto), to the fullest extent that First Company and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer's or director's conduct complies with the standard set forth under First Company's or the Bank's articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four
     (4) years after the Effective Date, GBCI will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Date.

                                   SECTION 7.
             TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 TERMINATION BY REASON OF LAPSE OF TIME. If Closing does not occur on or before the Termination Date, either GBCI or First Company may terminate this Agreement and the Merger if both of the following conditions are satisfied:

     (a) the terminating party's board of directors decides to terminate by a majority vote of all of its members; and

     (b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2  TERMINATION DUE TO GBCI AVERAGE CLOSING PRICE GREATER THAN $21.00.

     7.2.1 GBCI'S RIGHT TO TERMINATE. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to First Company on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $21.00. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2.1).

          If GBCI elects to exercise its termination right pursuant to this
          Section 7.2.1, the provisions of Section 7.2.2 will apply.

     7.2.2 FIRST COMPANY'S RIGHT TO ADJUST CONSIDERATION. If GBCI provides written notice to First Company in accordance with Section 7.2.1, then within two Business Days following First Company's receipt of such notice, First Company may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing $2,100,000 by the GBCI Average Closing Price.

          If First Company makes such election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3  TERMINATION DUE TO GBCI AVERAGE CLOSING PRICE LESS THAN $14.00.

     7.3.1 FIRST COMPANY'S RIGHT TO TERMINATE. By specific action of its board of directors, First Company may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $14.00. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.3.)

          If First Company elects to exercise its termination right pursuant to this Section 7.3.1, the provisions of Section 7.3.2 will apply.

     7.3.2 GBCI'S RIGHT TO ADJUST CONSIDERATION. If First Company provides written notice to GBCI in accordance with Section 7.3.1, then within two Business Days following GBCI's receipt of such notice, GBCI may elect by written notice to First Company to adjust the Total Stock Consideration through the issuance of additional GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing $1,400,000 by the GBCI Average Closing Price.

          If GBCI makes such election to increase the number of GBCI Shares, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Stock Consideration has been adjusted).

7.4 OTHER GROUNDS FOR TERMINATION. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by First Company's shareholders, unless otherwise provided) as follows:

     7.4.1 MUTUAL CONSENT. By mutual consent of First Company and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

     7.4.2 NO REGULATORY APPROVALS. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15)

          Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

     7.4.3 BREACH OF REPRESENTATION. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section
          5.2.1 (in the case of a breach of a representation or warranty by First Company) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

     7.4.4 BREACH OF COVENANT. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that GBCI will not be entitled to collect the Termination Fee in the event of a breach of Section 4.1.11 caused by First Company's inability (after good faith effort) to remove exceptions to title as provided for in that section.

     7.4.5 FAILURE TO RECOMMEND OR OBTAIN SHAREHOLDER APPROVAL. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) First Company's Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether First Company's Board of Directors recommends to its shareholders the approval of the Merger, First Company's shareholders elect not to approve the Merger.

     7.4.6 IMPRACTICABILITY. By either GBCI or First Company, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Wyoming to restrain or invalidate the Merger or this Agreement.

     7.4.7 DISSENTING SHARES. By GBCI, if holders of 10% or more of the outstanding shares of First Company Stock are Proposed Dissenting Shares.

     7.4.8 SUPERIOR PROPOSAL - TERMINATION BY FIRST COMPANY. By the board of directors of First Company upon written notice to GBCI if such board of directors has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that First Company may not terminate this Agreement pursuant to this Section 7.4.8 unless
          (i) it has not breached Section 4.1.10, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided GBCI at least five (5) days' prior written notice advising GBCI that the board of directors of First Company is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable First Company's board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause
          (ii), it delivers to GBCI the Break-Up Fee.

     7.4.9 SUPERIOR PROPOSAL - TERMINATION BY GBCI. By GBCI upon written notice to First Company if (i) an Acquisition Event will have occurred or
          (ii) a third party will have made a proposal to First Company or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the First Company Meeting.

7.5 TERMINATION FEE PAYABLE BY FIRST COMPANY. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, First Company will pay to GBCI $200,000 (the "Termination Fee") if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI's demand and must be paid by First Company within three Business Days following the date of GBCI's demand.

7.6 TERMINATION FEE PAYABLE BY GBCI. Due to expenses, direct and indirect, incurred by First Company in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to First Company the Termination Fee if First Company terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on First Company's demand and must be paid by GBCI within three Business Days following the date of First Company's demand.

7.7 BREAK-UP FEE. If this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend), Section 7.4.8 (Superior Proposal - Termination by First Company), or Section 7.4.9(i) (Superior Proposal - Termination by GBCI - Immediate Acquisition Event), then First Company will immediately pay to GBCI $1,000,000 (the "Break-Up Fee"). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal - Termination by GBCI -Subsequent Acquisition Event) and prior to or within six months after such termination, First Company or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then First Company will promptly pay to GBCI the Break-Up Fee.

7.8 COST ALLOCATION UPON TERMINATION. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5 and 7.6, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to the Termination are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

                                   SECTION 8.
                                  MISCELLANEOUS

8.1 NOTICES. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

          GBCI:             Glacier Bancorp, Inc.
                            49 Commons Loop
                            Kalispell, Montana 59901
                            Attn: Michael J. Blodnick
                                  President and CEO

          with a copy to:   Graham & Dunn PC
                            Pier 70
                            2801 Alaskan Way Suite 300
                            Seattle, Washington 98121-1128
                            Attn: Stephen M. Klein, Esq.
                                  Kumi Y. Baruffi, Esq.

          First Company     First National Bank & Trust
          and the Bank::    245 East 1st Street
                            Powell, Wyoming 82435
                            Attn: Richard S. Nelson
                                  Chairman and CEO

          with a copy to:   Christian Samson Jones & Chisholm
                            310 West Spruce
                            Missoula, Montana 59807
                            Attn: David Chisholm, Esq.

     or to such other address or person as any party may designate by written notice to the other given under this Section.

8.2 WAIVERS AND EXTENSIONS. Subject to Section 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

     (a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

     (b)  compliance with any of the covenants of any other party; and

     (c) any other party's performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3 CONSTRUCTION AND EXECUTION IN COUNTERPARTS. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.8 (Confidentiality), Sections 7.5 and
     7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including Section 6.3 (Employee Benefit Issues) and Section 6.4 (Indemnification), will survive Closing. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Closing, and neither GBCI, First Company nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 ATTORNEYS' FEES AND COSTS. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys' fees.

8.6 ARBITRATION. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees. Any arbitration or related proceedings will take place in Billings, Montana.

8.7 GOVERNING LAW AND VENUE. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in Billings, Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8 SEVERABILITY. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 NO ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

                                   SECTION 9.
                                   AMENDMENTS

     Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the First Company Meeting; provided, however, that after approval by First Company's shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of First Company without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

                                   SECTION 10.
                              POST-CLOSING COVENANT

     The parties shall report the Merger for federal income tax purposes (including, without limitation, making such filings and retaining such records required by Section 1.368-3 of the Treasury Regulations promulgated under the
IRC) as a reorganization under Section 368(a)(1) of the IRC. The parties shall consult with one another with respect to any tax audit, tax controversy or tax litigation arising from or relating to the Merger. Neither of the parties shall take or agree to take any position that is inconsistent with the treatment of the Merger as a reorganization under Section 368(a)(1)(A) of the IRC in connection with any tax audit, tax controversy or tax litigation without first notifying the other party in writing of its intent to do so and obtaining such other party's prior written consent.

                            [signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

                                      GLACIER BANCORP, INC.


                                      By: /s/ Michael J. Blodnick
                                          --------------------------------------
                                          Michael J. Blodnick, President and CEO


                                      FIRST COMPANY


                                      By: /s/ Richard S. Nelson
                                          --------------------------------------
                                          Richard S. Nelson, Chairman


                                      FIRST NATIONAL BANK & TRUST


                                      By: /s/ Richard S. Nelson
                                          --------------------------------------
                                          Richard S. Nelson, CEO

STATE OF MONTANA     )
                     ) ss.
COUNTY OF FLATHEAD   )

     On this 6th day of February, 2009, before me personally appeared Michael J. Blodnick, to me known to be the President and CEO of GLACIER BANCORP, INC., a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ LeeAnn Wardinsky
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Montana, residing at Kalispell
                                        My Commission expires: 7-21-2011

STATE OF WYOMING   )
                   ) ss.
COUNTY OF PARK     )

     On this 6th day of February, 2009, before me personally appeared Richard S. Nelson, to me known to be the Chairman of First Company and the CEO of First National Bank & Trust, the corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ C. Warner
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Wyoming, residing at Powell
                                        My Commission expires: 11-26-2010

                                TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
AGREEMENT.......................................................................     2
DEFINITIONS.....................................................................     2
SECTION 1. TERMS OF TRANSACTION.................................................     8
   1.1  Effect of Merger........................................................     8
   1.2  Merger Consideration....................................................     8
   1.3  No Fractional Shares....................................................     9
   1.4  Payment to Dissenting Shareholders......................................     9
   1.5  Deposit of Cash and Shares..............................................     9
   1.6  Certificates............................................................     9
SECTION 2. CLOSING OF TRANSACTION...............................................    11
   2.1  Effective Date..........................................................    11
   2.2  Events of Closing.......................................................    11
   2.3  Manner and Time of Closing..............................................    11
   2.4  Capital Contribution....................................................    11
SECTION 3. REPRESENTATIONS AND WARRANTIES.......................................    11
   3.1  Representations and Warranties of First Company and the Bank............    11
   3.2  Representations and Warranties of GBCI..................................    20
SECTION 4. CONDUCT AND TRANSACTIONS PRIOR TO CLOSING............................    23
   4.1  Conduct of First Company's and the Bank's Businesses Prior to Closing...    23
   4.2  Registration Statement..................................................    28
   4.3  Submission to Regulatory Authorities....................................    29
   4.4  Public Announcements....................................................    30
   4.5  Consents................................................................    30
   4.6  Further Actions.........................................................    30
   4.7  Notice..................................................................    30
   4.8  Confidentiality.........................................................    30
   4.9  Availability of GBCI's Books, Records and Properties....................    31
   4.10 Blue Sky Filings........................................................    31
   4.11 Conduct of GBCI's Business Before Closing...............................    31
   4.12 First Company Closing Capital...........................................    31
   4.13 Best Efforts............................................................    32
SECTION 5. APPROVALS AND CONDITIONS.............................................    32
   5.1  Required Approvals......................................................    32
   5.2  Conditions to Obligations of GBCI.......................................    32
   5.3  Conditions to Obligations of First Company..............................    34
SECTION 6. DIRECTORS, OFFICERS AND EMPLOYEES....................................    35
   6.1  Director and Shareholder Agreements; Indemnification Agreement..........    35
   6.2  Employment Contract.....................................................    35
   6.3  Employee Benefit Issues.................................................    35

   6.4  Indemnification of Directors and Executive Officers.....................    36
SECTION 7. TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION..............    36
   7.1  Termination by Reason of Lapse of Time..................................    36
   7.2  Termination Due To GBCI Average Closing Price Greater Than $21.00.......    36
   7.3  Termination Due To GBCI Average Closing Price Less than $14.00..........    37
   7.4  Other Grounds for Termination...........................................    37
   7.5  Termination Fee Payable By First Company................................    39
   7.6  Termination Fee Payable By GBCI.........................................    39
   7.7  Break-Up Fee............................................................    39
   7.8  Cost Allocation Upon Termination........................................    40
SECTION 8. MISCELLANEOUS........................................................    40
   8.1  Notices.................................................................    40
   8.2  Waivers and Extensions..................................................    40
   8.3  Construction and Execution in Counterparts..............................    41
   8.4  Survival of Representations, Warranties, and Covenants..................    41
   8.5  Attorneys' Fees and Costs...............................................    41
   8.6  Arbitration.............................................................    41
   8.7  Governing Law and Venue.................................................    42
   8.8  Severability............................................................    42
   8.9  No Assignment...........................................................    42
SECTION 9. AMENDMENTS...........................................................    42
SECTION 10. POST-CLOSING COVENANT...............................................    42

                         LIST OF SCHEDULES AND EXHIBITS

SCHEDULES:

Schedule 1           Anticipated Excluded Assets as of Execution Date
Schedule 2           Loan Participations
Schedule 3.1.1       Offices of First Company/the Bank
Schedule 3.1.2       Third Party Consents Required by First Company/the Bank
Schedule 3.1.3       Capital Stock - First Company/the Bank
Schedule 3.1.4       First Company Subsidiaries
Schedule 3.1.5       First Company Financial Statements
Schedule 3.1.6       First Company Properties
Schedule 3.1.7       First Company Environmental Matters
Schedule 3.1.8(iv)   Taxes
Schedule 3.1.9       Absence of Regulatory Action
Schedule 3.1.10      First Company Material Contracts
Schedule 3.1.11      Compliance With Laws
Schedule 3.1.12      Knowledge as to Conditions
Schedule 3.1.15      Asset Classifications
Schedule 3.1.16      First Company Litigation
Schedule 3.1.17      First Company Insurance Policies
Schedule 3.1.19      First Company Benefit Plans

                                                                      APPENDIX B

WYOMING STATUTES TITLE 17, CHAPTER 16, ARTICLE 1

SECTIONS 17-16-1302 THROUGH 17-16-1331

17-16-1302. RIGHT TO DISSENT.

     (a) A shareholder is entitled to dissent from, and to obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (i) Consummation of a plan of merger or consolidation to which the corporation is a party if:

               (A) Shareholder approval is required for the merger or the consolidation by W.S. 17-16-1103 or 17-16-1111 or the articles of incorporation and the shareholder is entitled to vote on the merger or consolidation; or

               (B) The corporation is a subsidiary that is merged with its parent under W.S. 17-16-1104.

          (ii) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (iii) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale;

          (iv) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under W.S. 17-16-604.

          (v) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

17-16-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (i) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (ii) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

17-16-1320. NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under W.S. 17-16-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under W.S. 17-16-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in W.S. 17-16-1322.

17-16-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under W.S. 17-16-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and shall not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this article.

17-16-1322. DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under W.S. 17-16-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of W.S. 17-16-1321.

     (b) The dissenters' notice shall be sent no later than ten (10) days after the corporate action was taken, and shall:

          (i) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          (ii) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (iii) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (iv) Set a date by which the corporation shall receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice required by subsection (a) of this section is delivered; and

          (v) Be accompanied by a copy of this article.

17-16-1323. DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in W.S. 17-16-1322 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to W.S. 17-16-1322(b)(iii), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

17-16-1324. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under W.S. 17-16-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

17-16-1325. PAYMENT.

     (a) Except as provided in W.S. 17-16-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with W.S. 17-16-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment shall be accompanied by:

          (i) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (ii) A statement of the corporation's estimate of the fair value of the shares;

          (iii) An explanation of how the interest was calculated;

          (iv) A statement of the dissenter's right to demand payment under W.S. 17-16-1328; and

          (v) A copy of this article.

17-16-1326. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under W.S. 17-16-1322 and repeat the payment demand procedure.

17-16-1327. AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by W.S. 17-16-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under W.S. 17-16-1328.

17-16-1328. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under W.S. 17-16-1325, or reject the corporation's offer under W.S. 17-16-1327 and demand payment of the fair value of his shares and interest due, if:

          (i) The dissenter believes that the amount paid under W.S. 17-16-1325 or offered under W.S. 17-16-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) The corporation fails to make payment under W.S. 17-16-1325 within sixty (60) days after the date set for demanding payment; or

          (iii) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

17-16-1330. COURT ACTION.

     (a) If a demand for payment under W.S. 17-16-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office, or if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in the amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for:

          (i) The amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

          (ii) The fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under W.S. 17-16-1327.

17-16-1331. COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under W.S. 17-16-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under W.S. 17-16-1328.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (i) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of W.S. 17-16-1320 through 17-16-1328; or

          (ii) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                             [Sheshunoff & Co LOGO]

                                                                      APPENDIX C

March 31, 2009

Board of Directors
First Company
1426 Sheridan Avenue
Cody, Wyoming 82414

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking, LP's ("Sheshunoff") updated opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of First Company, Cody, Wyoming, a Wyoming corporation, ("First Company") of the Plan and Agreement of Merger, as defined below, in the proposed merger with Glacier Bancorp, Inc., Kalispell, Montana, a Montana corporation, ("Glacier"). Capitalized terms not defined herein shall have the meaning set out in the Merger Agreement.

Pursuant to the Agreement and Plan of Merger dated February 6, 2009 (the "Merger Agreement"), Glacier has agreed to pay the aggregate of $450,000 in cash, 100,000 shares of Glacier common stock (GBCI), and certain other loans and Loan Participations as well as a distribution of certain investments for all of the outstanding shares of common stock of First Company (the "Total Merger Consideration") with certain adjustments. The Loan Participations, as defined in the Merger Agreement, and certain other loans to be distributed to First Company shareholders have a total net book value of approximately $14.1 million.

As outlined in the Merger Agreement, the value of the Total Merger Consideration will be adjusted by any difference between the Book Value of First Company as of the Determination Date and $15,250,000. The principal adjustments to Book Value that could affect the value of the Total Merger Consideration pursuant to the Merger Agreement include without limitation net income, dividends, transaction-related expenses, and pre-closing actions including a transfer of certain investments from First Company. The approximate value of the Total Merger Consideration to be received for the outstanding shares taking into account the estimated adjustments identified to Sheshunoff as of the date of the opinion is approximately $16.5 million. The Merger, as defined in the Merger Agreement, is subject to termination by the parties under certain conditions as detailed in the Merger Agreement.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by First Company on numerous occasions.

First Company
March 31, 2009

In connection with rendering the opinion, Sheshunoff, among other things:

      1.    Reviewed the Merger Agreement dated February 6, 2009;

      2. Reviewed First Company's financial statements for the period ending December 31, 2008;

      3. Evaluated First Company's subsidiary bank's regulatory reports as of December 31, 2008;

      4. Evaluated First Company's consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2008;

      5. Conducted conversations regarding recent and projected financial performance of First Company with members of executive management;

      6. Compared First Company's recent operating results and pricing multiples for First Company in the Merger with those of certain other banks in the U.S. with assets between $50 million and $500 million that have recently been acquired;

      7. Compared First Company's recent operating results and the pricing multiples for First Company in the Merger to the public stock trading levels of certain other banks in the western U.S. along with consideration of recent control premiums paid for public bank stocks in recent acquisitions of banks in the U.S.;

      8. Reviewed the historical stock price data and trading volume of Glacier's common stock; 9. Compared the historical stock price data and trading volume of Glacier's common stock with that of certain other comparable publicly traded companies;

      10. Compared certain financial characteristics and performance measures of Glacier with that of certain other comparable publicly traded companies;

      11. Compared the historical stock price performance of Glacier's common stock with that of selected indices Sheshunoff deemed relevant;

      12. Held various on-site meetings with First Company's management to discuss the potential sale of First Company; and

      13.   Performed such other analyses as we deemed appropriate.

Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by First Company and Glacier for the purposes of this opinion. Sheshunoff assumed that any projections provided by First Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of First Company management and Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available

First Company
March 31, 2009

information that it believes to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of First Company or Glacier, nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of First Company or Glacier will not materially and adversely impact the future financial position or results of operation of First Company and Glacier. Sheshunoff is not an expert in the evaluation of loan portfolios and has assumed that loan losses have been adequately reflected. In addition, Sheshunoff has not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of First Company or Glacier, nor has Sheshunoff been furnished with any such evaluations or appraisals.

Sheshunoff assumed that all required regulatory and third-party approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect First Company, Glacier, the Merger or Glacier's operations following the Merger.

Sheshunoff's opinion is necessarily based on economic, market, and other conditions as they existed on the date hereof, and the information made available to it as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and Sheshunoff assumes no responsibility for advising any person of any change in any matter affecting this opinion. First Company's management has informed Sheshunoff that it knows of no additional information, other than the estimated adjustments and pre-closing actions identified to us as of the date of the opinion that could have a material effect on its opinion. Other than at the Effective Date as defined in the Merger Agreement, Sheshunoff is not obligated to update, revise, or affirm this opinion.

Sheshunoff's opinion is not an appraisal or opinion of value but is limited to the fairness of the Total Merger Consideration, from a financial point of view, to all holders of First Company common stock. Sheshunoff expresses no opinion on the underlying decision by First Company to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to First Company. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger or the Merger Agreement. The analyses and results thereof upon which this opinion is based and this opinion were reviewed and approved by a fairness committee of the firm.

Sheshunoff is acting as financial advisor to First Company in the Merger and will receive compensation for our services, a substantial portion of which is contingent upon the closing of the Merger. A portion of our fee, which is not contingent upon the closing of the Merger, is also payable upon the rendering of this opinion. In addition, First Company has agreed to reimburse our expenses and to indemnify us for certain liabilities that may arise out of this engagement.

First Company
March 31, 2009

Sheshunoff or its affiliates may also provide other services to First Company in connection with the Merger or for Glacier in the future for which it may receive compensation.

It is understood that this opinion is for the information of the Board of Directors of First Company and may not be used for any other purpose without Sheshunoff's prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in its entirety in any filing, if required, with respect to the Merger with the Securities and Exchange Commission or proxy statement sent to First Company shareholders.

For the purposes of this opinion, Sheshunoff had conversations with Glacier management and received assurances that Glacier has sufficient financing to complete the Merger in a timely manner and without terms and conditions that would adversely affect the Merger.

Based on the foregoing, subject to the conditions noted above, and such other matters that Sheshunoff deemed relevant, it is Sheshunoff's opinion, as of the date hereof, that the Total Merger Consideration to be received by the First Company shareholders pursuant to the Merger is fair, from a financial point of view.

                                Very truly yours,

                             /s/   SHESHUNOFF & CO.
                             INVESTMENT BANKING, LP

                                SHESHUNOFF & CO.
                             INVESTMENT BANKING, LP